Exhibit 99.2

DRAGANFLY INC.

and

ENDEAVOR TRUST CORPORATION, as

Warrant Agent

Warrant Agency Agreement

Dated as of February 26, 2024

WARRANT AGENCY AGREEMENT

WARRANT AGENCY AGREEMENT, dated as of February 26, 2024 (“Agreement”), by and between Draganfly, Inc., a company incorporated under the Business Corporations Act (British Columbia) (the “Company”), and Endeavor Trust Corporation, a trust company incorporated under the laws of the Province of British Columbia (“Endeavor” or the “Warrant Agent”).

W I T N E S S E T H

WHEREAS, pursuant to an offering by the Company of Warrants (as defined below), the Company wishes to issue Warrants in book entry form entitling the respective holders of the Warrants (the “Holders”, which term shall include a Holder’s transferees, successors and assigns and “Holder” shall include, if the Warrants are held in “street name”, a Participant (as defined below) or a designee appointed by such Participant) to purchase an aggregate of up to 15,600,000 Warrant Shares (as defined below) underlying the Warrants (as defined below) upon the terms and subject to the conditions hereinafter set forth (the “Offering”);

WHEREAS, the Company wishes the Warrant Agent to act on behalf of the Company, and the Warrant Agent is willing to act on behalf of the Company, in connection with the issuance, registration, transfer, exchange, exercise and replacement of the Warrants.

NOW, THEREFORE, in consideration of the premises and the mutual agreements herein set forth, the parties hereby agree as follows:

Section 1. Certain Definitions. For purposes of this Agreement, the following terms have the meanings indicated:

(a) “Affiliate” has the meaning ascribed to it in Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

(b) “Business Day” means any day except any Saturday, any Sunday, any day which is a federal legal holiday in the United States or any day on which the Nasdaq Stock Market is authorized or required by law or other governmental action to close.

(c) “Close of Business” on any given date means 5:00 p.m., New York City time, on such date; provided, however, that if such date is not a Business Day, it means 5:00 p.m., New York City time, on the next succeeding Business Day.

(d) “Common Warrants” means Common Share Purchase Warrants of the Company with a term of exercise of five (5) years following the Initial Exercise Date.

(e) “Person” means any individual, firm, corporation, association, partnership, limited liability company, joint venture, trust, unincorporated organization, government or political subdivision thereof or governmental agency or other entity.

(e) “Pre-Funded Warrants” means the Pre-Funded Common Share Purchase Warrants of the Company which shall be immediately exercisable and shall expire when exercised in full.

(f) “Warrants” means the Common Share Purchase Warrants and the Pre-Funded Warrants.

(g) “Warrant Certificate” means a certificate in substantially the form attached as Exhibit 1-A hereto (as it related to the Common Warrants), and Exhibit 1-B hereto (as it relates to the Pre-Funded Warrants), representing the right to purchase such number of Warrant Shares (as defined below) as is indicated therein, provided that any reference to the delivery of a Warrant Certificate in this Agreement shall include delivery of notice from the Depository or a Participant (each as defined below) of the transfer or exercise of the Warrant in the form of a Global Warrant (as defined below).

(h) “Warrant Shares” means the common shares of the Company underlying the Warrants and issuable upon exercise of the Warrants.

All other capitalized terms used but not otherwise defined herein shall have the meaning ascribed to such terms in the Warrant Certificates.

Section 2. Appointment of Successor Warrant Agent. The Company hereby appoints the Warrant Agent to act as agent for the Company in accordance with the express terms or conditions hereof (and no implied terms and conditions), and the Warrant Agent hereby accepts such appointment.

Section 3. Global Warrants.

(a) The Warrants may be issuable in book entry form. All of the Warrants may initially be represented by one or more Global Warrants (the “Global Warrants” and, each, a “Global Warrant”), deposited with the Warrant Agent and registered in the name of Cede & Co., a nominee of The Depository Trust Company (the “Depository”), or as otherwise directed by the Depository. Ownership of beneficial interests in the Warrants, shall be shown on, and the transfer of such ownership shall be effected through, records maintained by (i) the Depository or its nominee for each Global Warrant or (ii) institutions that have accounts with the Depository (such institution, with respect to a Warrant in its account, a “Participant”). For purposes of Regulation SHO, a holder whose interest in a Global Warrant is a beneficial interest in certificate(s) representing such Warrant held in book-entry form through the Depository shall be deemed to have exercised its interest in such Warrant upon its broker that is a Participant exercising the holder’s beneficial interest in such Warrant, provided that in each such case payment of the applicable aggregate Exercise Price (other than in the case of a cashless exercise) is delivered by such Participant within the earlier of (i) two trading days and (ii) the number of trading days comprising the Standard Settlement Period, in each case following such instruction. As used herein, “Standard Settlement Period” means the standard settlement period, expressed in a number of trading days, on the Company’s primary trading market with respect to the Common Stock as in effect on the date of delivery of the Exercise Notice.

(b) If the Depository subsequently ceases to make its book-entry settlement system available for the Warrants, the Company may instruct the Warrant Agent regarding other arrangements for book-entry settlement. In the event that the Warrants are not eligible for, or it is no longer necessary to have the Warrants available in, book-entry form, the Warrant Agent shall provide written instructions to the Depository to deliver to the Warrant Agent for cancellation each Global Warrant, and the Company shall instruct the Warrant Agent in writing to deliver to each Holder a Warrant Certificate.

(c) A Holder has the right to elect at any time or from time to time a Warrant Exchange (as defined below) pursuant to a Warrant Certificate Request Notice (as defined below). Upon written notice by a Holder to the Warrant Agent for the exchange of some or all of such Holder’s Global Warrants for a Warrant Certificate, evidencing the same number of Warrants, which request shall be in the form attached hereto as Annex A (a “Warrant Certificate Request Notice” and the date of delivery of such Warrant Certificate Request Notice by the Holder, the “Warrant Certificate Request Notice Date” and the deemed surrender upon delivery by the Holder of a number of Global Warrants for the same number of Warrants evidenced by a Warrant Certificate, a “Warrant Exchange”), the Warrant Agent shall promptly effect the Warrant Exchange and shall promptly issue and deliver, at the expense of the Company, to the Holder a Warrant Certificate, for such number of Warrants in the name set forth in the Warrant Certificate Request Notice. Such Warrant Certificate shall be dated the original issue date of the Warrants, shall be executed by manual or electronic signature by an authorized signatory of the Company, and shall be in the form attached hereto as Exhibit 1-A or Exhibit 1-B, as the case may be. In connection with a Warrant Exchange, the Company agrees to deliver, or to direct the Warrant Agent to deliver, the Warrant Certificate, to the Holder within three (3) Business Days of the Warrant Certificate Request Notice pursuant to the delivery instructions in the Warrant Certificate Request Notice (“Warrant Certificate Delivery Date”). If the Company fails for any reason to deliver to the Holder the Warrant Certificate subject to the Warrant Certificate Request Notice by the Warrant Certificate Delivery Date, the Company shall pay to the Holder, in cash, as liquidated damages and not as a penalty, for each $1,000 of Warrant Shares evidenced by such Warrant Certificate (based on the VWAP (as defined in the Warrants) of the common shares on the Warrant Certificate Request Notice Date), $5 per Business Day for each Business Day after such Warrant Certificate Delivery Date until such Warrant Certificate is delivered or, prior to delivery of such Warrant Certificate, the Holder rescinds such Warrant Exchange. In no event shall the Warrant Agent be liable for the Company’s failure to deliver the Warrant Certificate by the Warrant Certificate Delivery Date. The Company covenants and agrees that, upon the date of delivery of the Warrant Certificate Request Notice, the Holder shall be deemed to be the holder of the Warrant Certificate, as applicable, and, notwithstanding anything to the contrary set forth herein, the Warrant Certificate shall be deemed for all purposes to contain all of the terms and conditions of the Warrants, evidenced by such Warrant Certificate, and the terms of this Agreement, other than Sections 3(c) and 9 herein, shall not apply to the Warrants evidenced by the Warrant Certificate. Notwithstanding anything herein to the contrary contained in this Agreement, in the event of inconsistency between any provision in this Agreement and any provision in a Warrant Certificate, as it may from time to time be amended, the terms of such Warrant Certificate shall control.

Section 4. Form of Warrant Certificates. The Warrant Certificate, together with the form of election to purchase Warrant Shares (“Exercise Notice”) and the form of assignment to be printed on the reverse thereof, shall be in the form of Exhibit 1-A or Exhibit 1-B, as the case may be, hereto.

Section 5. Countersignature and Registration. The Global Warrant shall be executed on behalf of the Company by any authorized officer of the Company (an “Authorized Officer”), which need not be the same authorized signatory for all of the Warrant Certificates, either manually or by .pdf via email signature. The Warrant Certificates shall be countersigned by the Warrant Agent either manually or by .pdf via email signature and shall not be valid for any purpose unless so countersigned. In case any Authorized Officer of the Company who shall have signed any of the Warrant Certificates shall cease to be such officer of the Company before countersignature by the Warrant Agent and issuance and delivery by the Company, such Warrant Certificates, nevertheless, may be countersigned by the Warrant Agent, issued and delivered with the same force and effect as though the Person who signed such Global Warrant had not ceased to be such officer of the Company; and any Global Warrant may be signed on behalf of the Company by any person who, at the actual date of the execution of such Warrant Certificates, shall be an Authorized Officer of the Company to sign such Warrant Certificates, although at the date of the execution of this Agreement any such person was not such an Authorized Officer.

The Warrant Agent will keep or cause to be kept, at its office designated for such purposes, books for registration and transfer of the Global Warrants issued hereunder. Such books shall show the names and addresses of the respective Holders of the Global Warrants, the number of warrants evidenced on the face of each such Global Warrants and the date of each such Global Warrant. The Warrant Agent will create a special account for the issuance of Global Warrants. The Warrant Agent will keep or cause to be kept, at its office designated for such purposes, books for registration and transfer of the Warrant Certificates issued hereunder. Such books shall show the names and addresses of the respective Holders of the Warrant Certificates, the number of warrants evidenced on the face of each such Warrant Certificate and the date of each such Warrant Certificate. The Warrant Agent will create a special account for the issuance of Warrant Certificates.

Section 6. Transfer, Split Up, Combination and Exchange of Warrant Certificates; Mutilated, Destroyed, Lost or Stolen Warrant Certificates. The Warrant and the Warrant Shares have been registered under the Securities Act of 1933, as amended. With respect to the Global Warrant, subject to the provisions of the Warrant Certificate, and the last sentence of this first paragraph of Section 6 and subject to applicable law, rules or regulations, or any “stop transfer” instructions the Company may give to the Warrant Agent, at any time after the closing date of the Offering, and at or prior to the Close of Business on the Termination Date (as such term is defined in the Warrant Certificate), any Warrant Certificate or Warrant Certificates or Global Warrant or Global Warrants may be transferred, split up, combined or exchanged for another Warrant Certificate or Warrant Certificates or Global Warrant or Global Warrants, entitling the Holder to purchase a like number of Warrant Shares as the Warrant Certificate or Warrant Certificates or Global Warrant or Global Warrants surrendered then entitled such Holder to purchase. Any Holder desiring to transfer, split up, combine or exchange any Warrant Certificate or Global Warrant shall make such request in writing delivered to the Warrant Agent and shall surrender the Warrant Certificate or Warrant Certificates, together with the required form of assignment and certificate duly executed and properly completed and such other documentation as the Warrant Agent may reasonably request, to be transferred, split up, combined or exchanged at the office of the Warrant Agent designated for such purpose, provided that no such surrender is applicable to the Holder of a Global Warrant. Any requested transfer of Warrants, whether in book-entry form or certificate form, shall be accompanied by evidence of authority of the party making such request that may be reasonably required by the Warrant Agent. Thereupon the Warrant Agent shall, subject to the last sentence of this first paragraph of Section 6, countersign and deliver to the Person entitled thereto a Warrant Certificate or Warrant Certificates, as the case may be, as so requested. The Company may require payment from the Holder of a sum sufficient to cover any tax or governmental charge that may be imposed in connection with any transfer, split up, combination or exchange of Warrant Certificates. The Warrant Agent shall not have any duty or obligation to take any action under any section of this Agreement that requires the payment of taxes and/or charges unless and until it is satisfied that all such payments have been made. The Warrant Agent may charge the Holder an administrative fee for processing the replacement of lost Warrant Certificates. The Warrant Agent may receive compensation from the surety companies or surety agents for administrative services provided to them.

Upon receipt by the Warrant Agent of evidence reasonably satisfactory to it of the loss, theft, destruction or mutilation of a Warrant Certificate, which evidence shall include an affidavit of loss, or in the case of mutilated certificates, the certificate or portion thereof remaining, and, in case of loss, theft or destruction, of indemnity or security reasonably acceptable to the Company and the Warrant Agent, and satisfaction of any other reasonable requirements, and reimbursement to the Company and the Warrant Agent of all reasonable expenses incidental thereto, and upon surrender to the Warrant Agent and cancellation of the Warrant Certificate if mutilated, the Company will make and deliver a new Warrant Certificate of like tenor to the Warrant Agent for delivery to the Holder in lieu of the Warrant Certificate so lost, stolen, destroyed or mutilated.

Section 7. Exercise of Warrants; Exercise Price; Termination Date.

(a) The Warrants shall be exercisable commencing on the Initial Exercise Date. The Warrants shall cease to be exercisable on the Termination Date (as such term is defined in the Warrant Certificate). Subject to the foregoing and to Section 7(b) below, the Holder of a Warrant may exercise the Warrant, in whole or in part upon surrender of the Warrant Certificate, if required, with the properly completed and duly executed Exercise Notice and payment of the Exercise Price (unless exercised via a cashless exercise), which may be made, at the option of the Holder, by wire transfer or cashier’s check drawn on a United States bank in United States dollars, to the Warrant Agent at the office of the Warrant Agent designated for such purposes. In the case of the Holder of a Global Warrant, the Holder shall deliver the duly executed Exercise Notice and the payment of the Exercise Price as described herein. Notwithstanding any other provision in this Agreement, a holder whose interest in a Global Warrant is a beneficial interest in a Global Warrant held in book-entry form through the Depository (or another established clearing corporation performing similar functions) shall effect exercises by delivering to the Depository (or such other clearing corporation, as applicable) the appropriate instruction form for exercise, complying with the procedures to effect exercise that is required by the Depository (or such other clearing corporation, as applicable). The Company acknowledges that the bank accounts maintained by the Warrant Agent in connection with the services provided under this Agreement will be in its name and that the Warrant Agent may receive investment earnings in connection with the investment at Warrant Agent risk and for its benefit of funds held in those accounts from time to time. Neither the Company nor the Holders will receive interest on any deposits or Exercise Price. No ink-original Exercise Notice shall be required, nor shall any medallion guarantee (or other type of guarantee or notarization) of any Exercise Notice be required unless there is a change of beneficial ownership.

(b) Upon receipt of an Exercise Notice for a Cashless Exercise, the Warrant Agent shall deliver a copy of the Exercise Notice to the Company and request from the Company, and the Company shall promptly calculate and transmit to the Warrant Agent in writing, the number of Warrant Shares issuable in connection with such Cashless Exercise. The Warrant Agent shall have no obligation under this Agreement to calculate, the number of Warrant Shares issuable in connection with a Cashless Exercise, nor shall the Warrant Agent have any duty or obligation to investigate or confirm whether the Company’s determination of the number of Warrant Shares issuable upon such exercise, pursuant to this Section 7, is accurate or correct.

(c) Upon the Warrant Agent’s receipt of a Warrant Certificate, at or prior to the Close of Business on the Termination Date set forth in such Warrant Certificate, with the executed Exercise Notice and payment of the Exercise Price for the shares to be purchased (other than in the case of a Cashless Exercise) and an amount equal to any applicable tax, or governmental charge referred to in Section 6 by wire transfer, or by cashier’s check payable to the order of the Company (or, in the case of the Holder of a Global Warrant, the delivery of the executed Exercise Notice and the payment of the Exercise Price (other than in the case of a Cashless Exercise) and any other applicable amounts as set forth herein), the Warrant Agent shall cause the Warrant Shares underlying such Warrant Certificate, or Global Warrant, to be delivered to or upon the order of the Holder of such Warrant Certificate, or Global Warrant, registered in such name or names as may be designated by such Holder, no later than the Warrant Share Delivery Date (as such term is defined in the Warrant Certificate). If the Company is then a participant in the DWAC system of the Depository and either (A) there is an effective registration statement permitting the issuance of the Warrant Shares to or resale of the Warrant Shares by Holder or (B) the Warrant is being exercised via Cashless Exercise, then the certificates for Warrant Shares shall be transmitted by the Warrant Agent to the Holder by crediting the account of the Holder’s broker with the Depository through its DWAC system. For the avoidance of doubt, if the Company becomes obligated to pay any amounts to any Holders pursuant to Sections 2(d)(i) or 2(d)(iv) of the Warrant Certificate, such obligation shall be solely that of the Company and not that of the Warrant Agent. Notwithstanding anything else to the contrary in this Agreement, except in the case of a Cashless Exercise, if any Holder fails to duly deliver payment to the Warrant Agent of an amount equal to the aggregate Exercise Price of the Warrant Shares to be purchased upon exercise of such Holder’s Warrant as set forth in Section 7(a) hereof by the Warrant Share Delivery Date, the Warrant Agent will not be obligated to deliver such Warrant Shares (via DWAC or otherwise) until following receipt of such payment, and the applicable Warrant Share Delivery Date shall be deemed extended by one day for each day (or part thereof) until such payment is delivered to the Warrant Agent.

(d) The Warrant Agent shall deposit all funds received by it in payment of the Exercise Price for all Warrants in the account of the Company maintained with the Warrant Agent for such purpose (or to such other account as directed by the Company in writing) and shall advise the Company via email at the end of each day on which exercise notices are received, or funds for the exercise of any Warrant are received, of the amount so deposited to its account.

(e) In case the Holder of any Warrant Certificate shall exercise fewer than all Warrants evidenced thereby, upon the request of the Holder, a new Warrant Certificate evidencing the number of Warrants equivalent to the number of Warrants remaining unexercised may be issued by the Warrant Agent to the Holder of such Warrant Certificate or to his duly authorized assigns in accordance with Section 2(d)(ii) of the Warrant Certificate, subject to the provisions of Section 6 hereof.

Section 8. Cancellation and Destruction of Warrant Certificates. All Warrant Certificates surrendered for the purpose of exercise, transfer, split up, combination or exchange shall, if surrendered to the Company or to any of its agents, be delivered to the Warrant Agent for cancellation or in canceled form, or, if surrendered to the Warrant Agent, shall be canceled by it, and no Warrant Certificates shall be issued in lieu thereof except as expressly permitted by any of the provisions of this Agreement. The Company shall deliver to the Warrant Agent for cancellation and retirement, and the Warrant Agent shall so cancel and retire any other Warrant Certificate purchased or acquired by the Company otherwise than upon the exercise thereof. The Warrant Agent shall deliver all canceled Warrant Certificates to the Company, or shall, at the written request of the Company, destroy such canceled Warrant Certificates, and in such case shall deliver a certificate of destruction thereof to the Company, subject to any applicable law, rule or regulation requiring the Warrant Agent to retain such canceled certificates.

Section 9. Certain Representations; Reservation and Availability of Common Shares or Cash.

(a) This Agreement has been duly authorized, executed and delivered by the Company and, assuming due authorization, execution and delivery hereof by the Warrant Agent, constitutes a valid and legally binding obligation of the Company enforceable against the Company in accordance with its terms, and the Warrants have been duly authorized, executed and issued by the Company and, assuming due execution thereof by the Warrant Agent pursuant hereto and payment therefor by the Holders, constitute valid and legally binding obligations of the Company enforceable against the Company in accordance with their terms and entitled to the benefits hereof; in each case except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar laws relating to or affecting creditors’ rights generally or by general equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at law).

(b) As of the date hereof, prior to the closing of the Offering, the authorized capital of the Company consists of (i) an unlimited number of common shares, of which 50,893,221 common shares are issued and outstanding, and 6,974,798 Warrant Shares are reserved for issuance upon exercise of the Warrants, (ii) an unlimited number of preferred shares, none of which are issued and outstanding and no common shares are reserved for issuance upon conversion of the preferred stock; and (iii) 1,935,133 common shares are authorized for issuance to employees, consultants and directors pursuant to the Company’s share compensation plan, under which options to purchase 897,158 common shares are issued and outstanding, and restricted share units which will vest into 1,037,975 common shares are issued and outstanding. There are no other outstanding obligations, warrants, options or other rights to subscribe for or purchase from the Company any class of capital shares of the Company.

(c) The Company covenants and agrees that it will cause to be reserved and kept available out of its authorized and unissued common shares or its authorized and issued common shares held in its treasury, free from preemptive rights, the number of Warrant Shares that will be sufficient to permit the exercise in full of all outstanding Warrants.

(d) The Company further covenants and agrees that it will pay when due and payable any and all federal and state transfer taxes and charges which may be payable in respect of the original issuance or delivery of the Warrant Certificates or certificates evidencing Warrant Shares upon exercise of the Warrants. The Company shall not, however, be required to pay any tax or governmental charge which may be payable in respect of any transfer involved in the transfer or delivery of Warrant Certificates or the issuance or delivery of certificates for Warrant Shares in a name other than that of the Holder of the Warrant Certificate evidencing Warrants surrendered for exercise or to issue or deliver any certificate for Warrant Shares upon the exercise of any Warrants until any such tax or governmental charge shall have been paid (any such tax or governmental charge being payable by the Holder of such Warrant Certificate at the time of surrender) or until it has been established to the Company’s and the Warrant Agent’s reasonable satisfaction that no such tax or governmental charge is due.

Section 10. Common Share Record Date. Each Person in whose name any certificate for Warrant Shares is issued (or to whose broker’s account is credited Warrant Shares through the DWAC system) upon the exercise of Warrants shall for all purposes be deemed to have become the holder of record for the Warrant Shares represented thereby on, and such certificate shall be dated, the date on which submission of the Exercise Notice was made and payment of the Exercise Price (and any applicable transfer taxes) was received, provided that the Warrant Certificate evidencing such Warrant was duly surrendered (but only if required herein); provided, however, that, if the date of submission of the Exercise Notice is a date upon which the common share transfer books of the Company are closed, such Person shall be deemed to have become the record holder of such shares on, and such certificate shall be dated, the next succeeding day on which the common share transfer books of the Company are open.

Section 11. Adjustment of Exercise Price, Number of Common Shares or Number of the Company Warrants. The Exercise Price, the number of shares covered by each Warrant and the number of Warrants outstanding are subject to adjustment from time to time as provided in Section 3 of the Warrant Certificate. In the event that at any time, as a result of an adjustment made pursuant to Section 3 of the Warrant Certificate, the Holder of any Warrant thereafter exercised shall become entitled to receive any shares of capital stock of the Company other than Warrant Shares, thereafter the number of such other shares so receivable upon exercise of any Warrant shall be subject to adjustment from time to time in a manner and on terms as nearly equivalent as practicable to the provisions with respect to the shares contained in Section 3 of the Warrant Certificate, and the provisions of Sections 7, 9 and 13 of this Agreement with respect to the Warrant Shares shall apply on like terms to any such other shares. All Warrants originally issued by the Company subsequent to any adjustment made to the Exercise Price pursuant to the Warrant Certificate shall evidence the right to purchase, at the adjusted Exercise Price, the number of Warrant Shares purchasable from time to time hereunder upon exercise of the Warrants, all subject to further adjustment as provided herein.

Section 12. Certification of Adjusted Exercise Price or Number of Common Shares. Whenever the Exercise Price or the number of Warrant Shares issuable upon the exercise of each Warrant Certificate is adjusted as provided in Section 11 or 13, the Company shall (a) promptly prepare a certificate setting forth the Exercise Price of each Warrant Certificate, as so adjusted, and a brief, reasonably detailed statement of the facts accounting for such adjustment, (b) promptly file with the Warrant Agent and with each transfer agent for the common shares a copy of such certificate and (c) instruct the Warrant Agent, at the Company’s expense, to send a brief summary thereof to each Holder of a Warrant Certificate. In any such event, the Company shall give written notice to the Warrant Agent. Failure to give such notice, or any defect therein, shall not affect the legality or validity of such event. The Warrant Agent shall be entitled to rely conclusively on, and shall be fully protected in relying on, any certificate, notice or instructions provided by the Company with respect to any adjustment of the Exercise Price or the number of shares issuable upon exercise of a Warrant, or any related matter, and the Warrant Agent shall not be liable for any action taken, suffered or omitted to be taken by it in accordance with any such certificate, notice or instructions or pursuant to this Warrant Agreement. The Warrant Agent shall not be deemed to have knowledge of any such adjustment unless and until it shall have received written notice thereof from the Company.

Section 13. Fractional Warrants or Warrant Shares.

(a) The Company shall not issue fractions of Warrants or distribute Warrant Certificates which evidence fractional Warrants. Whenever any fractional Warrant would otherwise be required to be issued or distributed, the actual issuance or distribution shall reflect a rounding of such fraction to the nearest whole Warrant (rounded up).

(b) The Company shall not issue fractions of Warrant Shares upon exercise of Warrants or distribute share certificates which evidence fractional Warrant Shares. Whenever any fraction of a Warrant Share would otherwise be required to be issued or distributed, the actual issuance or distribution in respect thereof shall be made in accordance with Section 2(d)(v) of the Warrant Certificate.

Section 14. Concerning the Warrant Agent.

(a) Any instructions given to the Warrant Agent orally, as permitted by any provision of this Warrant Agreement, shall be confirmed in writing by the Company as soon as practicable. The Warrant Agent shall not be liable or responsible and shall be fully authorized and protected for acting, or failing to act, in accordance with any oral instructions which do not conform with the written confirmation received in accordance with this Section 14(a).

(b) Whether or not any Warrants are exercised, for the Warrant Agent’s services as agent for the Company hereunder, the Company shall pay to the Warrant Agent such fees as may be separately agreed between the Company and Warrant Agent and the Warrant Agent’s out of pocket expenses in connection with this Warrant Agreement, including, without limitation, the fees and expenses of the Warrant Agent’s counsel. While the Warrant Agent endeavors to maintain out-of-pocket charges (both internal and external) at competitive rates, these charges may not reflect actual out-of-pocket costs, and may include handling charges to cover internal processing and use of the Warrant Agent’s billing systems. (ii) All amounts owed by the Company to the Warrant Agent under this Warrant Agreement are due within 30 days of the invoice date. Delinquent payments are subject to a late payment charge of one and one-half percent (1.5%) per month commencing 45 days from the invoice date. The Company agrees to reimburse the Warrant Agent for any attorney’s fees and any other costs associated with collecting delinquent payments. (iii) No provision of this Warrant Agreement shall require Warrant Agent to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties under this Warrant Agreement or in the exercise of its rights.

(c) As agent for the Company hereunder the Warrant Agent: (i) shall have no duties or obligations other than those specifically set forth herein or as may subsequently be agreed to in writing by the Warrant Agent and the Company; (ii) shall be regarded as making no representations and having no responsibilities as to the validity, sufficiency, value, or genuineness of the Warrants or any Warrant Shares; (iii) shall not be obligated to take any legal action hereunder; if, however, the Warrant Agent determines to take any legal action hereunder, and where the taking of such action might, in its judgment, subject or expose it to any expense or liability it shall not be required to act unless it has been furnished with an indemnity reasonably satisfactory to it; (iv) may rely on and shall be fully authorized and protected in acting or failing to act upon any certificate, instrument, opinion, notice, letter, telegram, telex, facsimile transmission or other document or security delivered to the Warrant Agent and believed by it to be genuine and to have been signed by the proper party or parties; (v) shall not be liable or responsible for any recital or statement contained in the Registration Statement or any other documents relating thereto; (vi) shall not be liable or responsible for any failure on the part of the Company to comply with any of its covenants and obligations relating to the Warrants, including without limitation obligations under applicable securities laws; (vii) may rely on and shall be fully authorized and protected in acting or failing to act upon the written, telephonic or oral instructions with respect to any matter relating to its duties as Warrant Agent covered by this Warrant Agreement (or supplementing or qualifying any such actions) of officers of the Company, and is hereby authorized and directed to accept instructions with respect to the performance of its duties hereunder from the Company or counsel to the Company, and may apply to the Company, for advice or instructions in connection with the Warrant Agent’s duties hereunder, and the Warrant Agent shall not be liable for any delay in acting while waiting for those instructions; any applications by the Warrant Agent for written instructions from the Company may, at the option of the Agent, set forth in writing any action proposed to be taken or omitted by the Warrant Agent under this Warrant Agreement and the date on or after which such action shall be taken or such omission shall be effective; the Warrant Agent shall not be liable for any action taken by, or omission of, the Warrant Agent in accordance with a proposal included in such application on or after the date specified in such application (which date shall not be less than five business days after the date such application is sent to the Company, unless the Company shall have consented in writing to any earlier date) unless prior to taking any such action, the Warrant Agent shall have received written instructions in response to such application specifying the action to be taken or omitted; (viii) may consult with counsel satisfactory to the Warrant Agent, including its in-house counsel, and the advice of such counsel shall be full and complete authorization and protection in respect of any action taken, suffered, or omitted by it hereunder in good faith and in accordance with the advice of such counsel; (ix) may perform any of its duties hereunder either directly or by or through nominees, correspondents, designees, or subagents, and it shall not be liable or responsible for any misconduct or negligence on the part of any nominee, correspondent, designee, or subagent appointed with reasonable care by it in connection with this Warrant Agreement; (x) is not authorized, and shall have no obligation, to pay any brokers, dealers, or soliciting fees to any person; and (xi) shall not be required hereunder to comply with the laws or regulations of any country other than the United States of America or any political subdivision thereof.

(d) In the absence of gross negligence or willful or illegal misconduct on its part, the Warrant Agent shall not be liable for any action taken, suffered, or omitted by it or for any error of judgment made by it in the performance of its duties under this Warrant Agreement. Anything in this Warrant Agreement to the contrary notwithstanding, in no event shall Warrant Agent be liable for special, indirect, incidental, consequential or punitive losses or damages of any kind whatsoever (including but not limited to lost profits, liquidated damages or buy-in claims), even if the Warrant Agent has been advised of the possibility of such losses or damages and regardless of the form of action. Any liability of the Warrant Agent will be limited in the aggregate to the amount of fees paid by the Company hereunder. The Warrant Agent shall not be liable for any failures, delays or losses, arising directly or indirectly out of conditions beyond its reasonable control including, but not limited to, acts of government, exchange or market ruling, suspension of trading, work stoppages or labor disputes, fires, civil disobedience, riots, rebellions, storms, electrical or mechanical failure, computer hardware or software failure, communications facilities failures including telephone failure, war, terrorism, insurrection, earthquakes, floods, acts of God or similar occurrences. (ii) In the event any question or dispute arises with respect to the proper interpretation of the Warrants or the Warrant Agent’s duties under this Warrant Agreement or the rights of the Company or of any Holder, the Warrant Agent shall not be required to act and shall not be held liable or responsible for its refusal to act until the question or dispute has been judicially settled (and, if appropriate, it may file a suit in interpleader or for a declaratory judgment for such purpose) by final judgment rendered by a court of competent jurisdiction, binding on all persons interested in the matter which is no longer subject to review or appeal, or settled by a written document in form and substance satisfactory to Warrant Agent and executed by the Company and each such Holder. In addition, the Warrant Agent may require for such purpose, but shall not be obligated to require, the execution of such written settlement by all the Holders and all other persons that may have an interest in the settlement.

(e) The Company covenants and agrees to indemnify and to hold harmless the Warrant Agent, its affiliates, their officers, directors, employees, agents, successors and assigns (the “Indemnified Parties”) from and against any and all liabilities whatsoever, losses, damages, penalties, claims, demands, actions, suits, proceedings, costs, charges, assessments, judgments, expenses and disbursements, including reasonable legal fees and disbursements of whatever kind and nature which may at any time be imposed on or incurred by or asserted against the Indemnified Parties, or any of them, whether at law or in equity, in any way caused by or arising, directly or indirectly, in respect of any act, deed, matter or thing whatsoever made, done, acquiesced in or omitted in or about or in relation to the execution of the Indemnified Parties’ duties, or any other services that Warrant Agent may provide in connection with or in any way relating to this Agreement. The Company agrees that its liability hereunder shall be absolute and unconditional regardless of the correctness of any representations of any third parties and regardless of any liability of third parties to the Indemnified Parties, and shall accrue and become enforceable without prior demand or any other precedent action or proceeding; provided that the Company shall not be required to indemnify the Indemnified Parties in the event of the gross negligence or wilful misconduct of the Warrant Agent, and this provision shall survive the resignation or removal of the Warrant Agent or the termination or discharge of this Indenture. Notwithstanding anything in this Agreement to the contrary, any liability of the Warrant Agent under this Agreement will be limited to the amount of annual fees paid by the Company to the Warrant Agent during the twelve (12) months immediately preceding the event for which recovery from the Warrant Agent is being sought. The costs and expenses incurred by the Warrant Agent in enforcing this right of indemnification shall be paid by the Company.

(f) Upon the assertion of a claim for which the Company may be required to indemnify the Warrant Agent, the Warrant Agent shall promptly notify the Company of such assertion, and shall keep the other party reasonably advised with respect to material developments concerning such claim. However, failure to give such notice shall not affect the Warrant Agent’s right to and the Company’s obligations for indemnification hereunder.

(g) Neither party to this Agreement shall be liable to the other party for any consequential, indirect, punitive, special or incidental damages under any provisions of this Agreement or for any consequential, indirect, punitive, special or incidental damages arising out of any act or failure to act hereunder even if that party has been advised of or has foreseen the possibility of such damages.

(h) Notwithstanding anything contained herein to the contrary, the rights and obligations of the parties set forth in this Section 14 shall survive termination of this Agreement, the expiration of the Warrants and/or the resignation, removal or replacement of the Warrant Agent.

(i) Each party to this Agreement other than the Warrant Agent hereby represents to the Warrant Agent that any account to be opened by, or interest to be held by the Warrant Agent in connection with this Agreement, for or to the credit of such party, either: (i) is not intended to be used by or on behalf of any third party; or (ii) is intended to be used by or on behalf of a third party, in which case such party hereto agrees to complete and execute forthwith a declaration in the Warrant Agent’s prescribed form as to the particulars of such third party.

(j) The Warrant Agent shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Warrant Agent, in its sole judgment, determines that such act might cause it to be in non-compliance with any applicable anti-money laundering, anti-terrorist or economic sanctions legislation, regulation or guideline. Further, should the Warrant Agent, in its sole judgment, determine at any time that its acting under this Agreement has resulted in its being in non-compliance with any applicable anti-money laundering, anti-terrorist or economic sanctions legislation, regulation or guideline, then it shall have the right to resign on ten (10) days’ written notice to the other parties to this Agreement, provided (i) that the Warrant Agent’s written notice shall describe the circumstances of such non-compliance; and (ii) that if such circumstances are rectified to the Warrant Agent’s satisfaction within such ten (10) day period, then such resignation shall not be effective.

Section 15. Purchase or Consolidation or Change of Name of Warrant Agent. Any Person into which the Warrant Agent or any successor Warrant Agent may be merged or with which it may be consolidated, or any Person resulting from any merger or consolidation to which the Warrant Agent or any successor Warrant Agent shall be party, or any Person succeeding to the stock transfer or other shareholder services business of the Warrant Agent or any successor Warrant Agent, shall be the successor to the Warrant Agent under this Agreement without the execution or filing of any paper or any further act on the part of any of the parties hereto, provided that such Person would be eligible for appointment as a successor Warrant Agent under the provisions of Section 17. In case at the time such successor Warrant Agent shall succeed to the agency created by this Agreement any of the Warrant Certificates shall have been countersigned but not delivered, any such successor Warrant Agent may adopt the countersignature of the predecessor Warrant Agent and deliver such Warrant Certificates so countersigned; and in case at that time any of the Warrant Certificates shall not have been countersigned, any successor Warrant Agent may countersign such Warrant Certificates either in the name of the predecessor Warrant Agent or in the name of the successor Warrant Agent; and in all such cases, such Warrant Certificates shall have the full force provided in the Warrant Certificates and in this Agreement.

In case at any time the name of the Warrant Agent shall be changed and at such time any of the Warrant Certificates shall have been countersigned but not delivered, the Warrant Agent may adopt the countersignature under its prior name and deliver Warrant Certificates so countersigned; and in case at that time any of the Warrant Certificates shall not have been countersigned, the Warrant Agent may countersign such Warrant Certificates either in its prior name or in its changed name; and in all such cases, such Warrant Certificates shall have the full force provided in the Warrant Certificates and in this Agreement.

Section 16. Duties of Warrant Agent. The Warrant Agent undertakes the duties and obligations imposed by this Agreement upon the following express terms and conditions (and no implied terms and conditions), by all of which the Company, by its acceptance hereof, shall be bound and shall not assume any obligations or relationship of agency or trust with any of the Holders of the Warrants or any other Person:

(a) The Warrant Agent may consult with legal counsel selected by it (who may be legal counsel for the Company), and the opinion and advice of such counsel shall be full and complete authorization and protection to the Warrant Agent as to any action taken or omitted by it in accordance with such opinion or advice.

(b) Whenever in the performance of its duties under this Agreement the Warrant Agent shall deem it necessary or desirable that any fact or matter be proved or established by the Company prior to taking or suffering any action hereunder, such fact or matter (unless other evidence in respect thereof be herein specifically prescribed) may be deemed to be conclusively proved and established by a certificate signed by the an Authorized Officer of the Company; and such certificate shall be full authorization and protection to the Warrant Agent, and the Warrant Agent shall incur no liability for or in respect of any action taken, suffered or omitted to be taken by it under the provisions of this Agreement in reliance upon such certificate. The Warrant Agent shall have no duty to act without such a certificate as set forth in this Section 16(b).

(c) Subject to the limitation set forth in Section 14, the Warrant Agent shall be liable hereunder only for its own gross negligence, bad faith or willful misconduct (each as determined in a final, non-appealable judgment of a court of competent jurisdiction).

(d) The Warrant Agent shall not be liable for or by reason of any of the statements of fact or recitals contained in this Agreement or in the Warrant Certificates (including in the case of any notation in book-entry form to reflect ownership), except its countersignature thereof, by the Company or be required to verify the same, but all such statements and recitals are and shall be deemed to have been made by the Company only.

(e) The Warrant Agent shall not have any liability or be under any responsibility in respect of the validity of this Agreement or the execution and delivery hereof (except the due execution hereof by the Warrant Agent) or in respect of the validity or execution of any Warrant Certificate (except its countersignature thereof); nor shall it be responsible for any breach by the Company of any covenant or condition contained in this Agreement or in any Warrant Certificate; nor shall it be responsible for the adjustment of the Exercise Price or the making of any change in the number of Warrant Shares required under the provisions of Section 11 or 13 or responsible for the manner, method or amount of any such change or adjustment or the ascertaining of the existence of facts that would require any such adjustment or change (except with respect to the exercise of Warrants evidenced by Warrant Certificates after actual notice of any adjustment of the Exercise Price); nor shall it by any act hereunder be deemed to make any representation or warranty as to the authorization or reservation of any Warrant Shares to be issued pursuant to this Agreement or any Warrant Certificate or as to whether any Warrant Shares will, when issued, be duly authorized, validly issued, fully paid and nonassessable.

(f) Each party hereto agrees that it will perform, execute, acknowledge and deliver or cause to be performed, executed, acknowledged and delivered all such further and other acts, instruments and assurances as may reasonably be required by the other party hereto for the carrying out or performing by any party of the provisions of this Agreement.

(g) The Warrant Agent is hereby authorized to accept instructions with respect to the performance of its duties hereunder from an Authorized Officer of the Company, and to apply to such officers for advice or instructions in connection with its duties, and it shall not be liable and shall be indemnified and held harmless for any action taken or suffered to be taken by it in good faith in accordance with instructions of any such officer, provided Warrant Agent carries out such instructions without gross negligence, bad faith or willful misconduct.

(h) The Warrant Agent and any shareholder, director, officer or employee of the Warrant Agent may buy, sell or deal in any of the Warrants or other securities of the Company or become pecuniarily interested in any transaction in which the Company may be interested, or contract with or lend money to the Company or otherwise act as fully and freely as though it were not Warrant Agent under this Agreement. Nothing herein shall preclude the Warrant Agent from acting in any other capacity for the Company or for any other Person.

(i) The Warrant Agent may execute and exercise any of the rights or powers hereby vested in it or perform any duty hereunder either itself or by or through its attorney or agents, and the Warrant Agent shall not be answerable or accountable for any act, default, neglect or misconduct of any such attorney or agents or for any loss to the Company resulting from any such act, default, neglect or misconduct, absent gross negligence or bad faith in the selection and continued employment thereof (which gross negligence and bad faith must be determined by a final, non-appealable judgment of a court of competent jurisdiction).

(j) The Warrant Agent shall not be obligated to expend or risk its own funds or to take any action that it believes would expose or subject it to expense or liability or to a risk of incurring expense or liability, unless it has been furnished with assurances of repayment or indemnity satisfactory to it.

(k) The Warrant Agent shall not be liable or responsible for any failure of the Company to comply with any of its obligations relating to any registration statement filed with the Commission or this Agreement, including without limitation obligations under applicable regulation or law.

(l) The Warrant Agent may rely on and be fully authorized and protected in acting or failing to act upon (a) any guaranty of signature by an “eligible guarantor institution” that is a member or participant in the Securities Transfer Agents Medallion Program or other comparable “signature guarantee program” or insurance program in addition to, or in substitution for, the foregoing; or (b) any law, act, regulation or any interpretation of the same even though such law, act, or regulation may thereafter have been altered, changed, amended or repealed.

(m) In the event the Warrant Agent believes any ambiguity or uncertainty exists hereunder or in any notice, instruction, direction, request or other communication, paper or document received by the Warrant Agent hereunder, the Warrant Agent, may, in its sole discretion, refrain from taking any action, and shall be fully protected and shall not be liable in any way to Company, the holder of any Warrant or any other Person for refraining from taking such action, unless the Warrant Agent receives written instructions signed by the Company which eliminates such ambiguity or uncertainty to the satisfaction of Warrant Agent.

(n) This Section 16 shall survive the expiration of the Warrants, the termination of this Agreement and the resignation, replacement or removal of the Warrant Agent. The costs and expenses incurred in enforcing this right of indemnification shall be paid by the Company.

Section 17. Change of Warrant Agent. The Warrant Agent may resign and be discharged from its duties under this Agreement upon thirty (30) days’ notice in writing sent to the Company and, in the event that the Warrant Agent or one of its affiliates is not also the transfer agent for the Company, to each transfer agent of the common shares. In the event the transfer agency relationship in effect between the Company and the Warrant Agent terminates, the Warrant Agent will be deemed to have resigned automatically and be discharged from its duties under this Agreement as of the effective date of such termination, and the Company shall be responsible for sending any required notice thereunder. The Company may remove the Warrant Agent or any successor Warrant Agent upon thirty (30) days’ notice in writing, sent to the Warrant Agent or successor Warrant Agent, as the case may be, and to each transfer agent of the common shares, and to the Holders of the Warrant Certificates. If the Warrant Agent shall resign or be removed or shall otherwise become incapable of acting, the Company shall appoint a successor to the Warrant Agent. If the Company shall fail to make such appointment within a period of thirty (30) days after such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Warrant Agent or by the Holder of a Warrant Certificate (who shall, with such notice, submit this Warrant Certificate for inspection by the Company), then the Holder of any Warrant Certificate may apply to any court of competent jurisdiction for the appointment of a new Warrant Agent, provided that, for purposes of this Agreement, the Company shall be deemed to be the Warrant Agent until a new warrant agent is appointed. Any successor Warrant Agent, whether appointed by the Company or by such a court, shall be a Person, other than a natural person, organized and doing business under the laws of the United States or of a state thereof, in good standing, which is authorized under such laws to exercise stock transfer powers and is subject to supervision or examination by federal or state authority and which has at the time of its appointment as Warrant Agent a combined capital and surplus of at least $50,000,000. After appointment, the successor Warrant Agent shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named as Warrant Agent without further act or deed; but the predecessor Warrant Agent shall deliver and transfer to the successor Warrant Agent any property at the time held by it hereunder, and execute and deliver any further assurance, conveyance, act or deed necessary for the purpose but such predecessor Warrant Agent shall not be required to make any additional expenditure (without prompt reimbursement by the Company) or assume any additional liability in connection with the foregoing. Not later than the effective date of any such appointment, the Company shall file notice thereof in writing with the predecessor Warrant Agent and each transfer agent of the common shares and mail a notice thereof in writing to the Holders of the Warrant Certificates. However, failure to give any notice provided for in this Section 17, or any defect therein, shall not affect the legality or validity of the resignation or removal of the Warrant Agent or the appointment of the successor Warrant Agent, as the case may be.

Section 18. Issuance of New Warrant Certificates. Notwithstanding any of the provisions of this Agreement or of the Warrants to the contrary, the Company may, at its option, issue new Warrant Certificates evidencing Warrants in such form as may be approved by its Board of Directors to reflect any adjustment or change in the Exercise Price per share and the number or kind or class of shares of stock or other securities or property purchasable under the several Warrant Certificates made in accordance with the provisions of this Agreement.

Section 19. Notices. Notices or demands authorized by this Agreement to be given or made (i) by the Warrant Agent or by the Holder of any Warrant Certificate to or on the Company, (ii) by the Company or by the Holder of any Warrant Certificate to or on the Warrant Agent or (iii) by the Company or the Warrant Agent to the Holder of any Warrant Certificate, shall be deemed given when in writing (a) on the date delivered, if delivered personally, (b) on the first Business Day following the deposit thereof with Federal Express or another recognized overnight courier, if sent by Federal Express or another recognized overnight courier, (c) on the fourth Business Day following the mailing thereof with postage prepaid, if mailed by registered or certified mail (return receipt requested), and (d) the time of transmission, if such notice or communication is delivered via e-mail attachment at or prior to 5:30 p.m. (New York City time) on a Business Day and (e) the next Business Day after the date of transmission, if such notice or communication is delivered via e-mail attachment on a day that is not a Business Day or later than 5:30 p.m. (New York City time) on any Business Day, in each case to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a)	If to the Company, to:

Draganfly Inc.

235 103rd St E,

Saskatoon, SK, S7N 1Y8

Canada

With a copy (which shall not constitute notice) to:

DLA Piper (Canada) LLP

Suite 2800, Park Place

666 Burrard Street

Vancouver, BC V6C 2Z7

Attention: Denis Silva

Facsimile: (604) 687-1612

Email: denis.silva@dlapiper.com

and

Troutman Pepper Hamilton Sanders LLP

401 9th Street NW, Suite 1000

Washington, DC 20004

Attention: Thomas M. Rose

Email: Thomas.rose@troutman.com

(b)	If to the Warrant Agent, to:

Endeavor Trust Corporation

702 – 777Hornby Street

Vancouver, BC V6Z 1S4

Email: admin@endeavortrust.com

For any notice delivered by email to be deemed given or made, such notice must be followed by notice sent by overnight courier service to be delivered on the next Business Day following such email, unless the recipient of such email has acknowledged via return email receipt of such email.

(c) If to the Holder of any Warrant Certificate, to the address of such Holder as shown on the registry books of the Company. Any notice required to be delivered by the Company to the Holder of any Warrant may be given by the Warrant Agent on behalf of the Company. Notwithstanding any other provision of this Agreement, where this Agreement provides for notice of any event to a Holder of any Warrant, such notice shall be sufficiently given if given to the Depository (or its designee) pursuant to the procedures of the Depository or its designee. To the extent that any notice provided hereunder constitutes, or contains, material, non-public information regarding the Company or any Subsidiaries, the Company shall simultaneously file such notice with the Commission pursuant to a Report on Form 6-K.

Section 20. Supplements and Amendments.

(a) The Company and the Warrant Agent may from time to time supplement or amend this Agreement without the approval of any Holders in order to (i) add to the covenants and agreements of the Company for the benefit of the Holders, (ii) to surrender any rights or power reserved to or conferred upon the Company in this Agreement, (iii) to cure any ambiguity, (iv) to correct or supplement any provision contained herein which may be defective or inconsistent with any other provisions herein, or (v) to make any other provisions with regard to matters or questions arising hereunder which the Company and the Warrant Agent may deem necessary or desirable, provided that such addition, correction or surrender shall not adversely affect the interests of the Holders of the Global Warrants or Warrant Certificates in any material respect.

(b) In addition to the foregoing, with the consent of Holders of Warrants entitled, upon exercise thereof, to receive not less than a majority of the Warrant Shares issuable thereunder, the Company and the Warrant Agent may modify this Agreement for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of this Agreement or modifying in any manner the rights of the Holders; provided, however, that that (i) if any amendment, modification or waiver disproportionately and adversely impacts a Holder (or group of Holders), the consent of such disproportionately impacted Holder (or group of Holders) shall also be required and (ii) no modification of the terms (including but not limited to the adjustments described in Section 11) upon which the Warrants are exercisable or reducing the percentage required for consent to modification of this Agreement may be made without the consent of the Holder of each outstanding warrant certificate affected thereby; provided further, however, that no amendment hereunder shall affect any terms of any Warrant Certificate issued in a Warrant Exchange. As a condition precedent to the Warrant Agent’s execution of any amendment, the Company shall deliver to the Warrant Agent a certificate from a duly authorized officer of the Company that states that the proposed amendment complies with the terms of this Section 20. No supplement or amendment to this Agreement shall be effective unless duly executed by the Warrant Agent.

Section 21. Successors. All covenants and provisions of this Agreement by or for the benefit of the Company or the Warrant Agent shall bind and inure to the benefit of their respective successors and assigns hereunder.

Section 22. Benefits of this Agreement. Nothing in this Agreement shall be construed to give any Person other than the Company, the Holders of Warrant Certificates and the Warrant Agent any legal or equitable right, remedy or claim under this Agreement; but this Agreement shall be for the sole and exclusive benefit of the Company, the Warrant Agent and the Holders of the Warrant Certificates. Notwithstanding anything to the contrary contained herein, to the extent any provision of a Warrant Certificate conflicts with any provision of this Agreement, the provisions of the Warrant Certificate shall govern and be controlling.

Section 23. Governing Law; Jurisdiction. This Agreement and each Warrant Certificate issued hereunder shall be governed by, and construed in accordance with, the laws of the Province of British Columbia without giving effect to the conflicts of law principles thereof. The Company hereby agrees that any action, proceeding or claim against it arising out of or relating in any way to this Agreement shall be brought and enforced in the courts of the Province of British Columbia, and irrevocably submits to such jurisdiction, which jurisdiction shall be exclusive. The Company hereby waives any objection to such exclusive jurisdiction and that such courts represent an inconvenience forum.

Section 24. Counterparts. This Agreement may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument. A signature to this Agreement transmitted electronically shall have the same authority, effect and enforceability as an original signature.

Section 25. Captions. The captions of the sections of this Agreement have been inserted for convenience only and shall not control or affect the meaning or construction of any of the provisions hereof.

Section 26. Severability. Wherever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement shall be prohibited by or invalid under applicable law, such provision shall be ineffective to the extent of such prohibition or invalidity, without invalidating the remainder of such provisions or the remaining provisions of this Agreement; provided, however, that if such prohibited and invalid provision shall adversely affect the rights, immunities, liabilities, duties or obligations of the Warrant Agent, the Warrant Agent shall be entitled to resign immediately upon written notice to the Company.

Section 27. Conflicts. To the extent any provision of this Agreement conflicts with the express provisions of the Warrant Certificate, the provisions of the Warrant Certificate shall govern and be controlling.

Section 28. Force Majeure. Notwithstanding anything to the contrary contained herein, the Warrant Agent will not be liable for any delays or failures in performance resulting from acts beyond its reasonable control, including, without limitation, acts of God, terrorist acts, shortage of supply, breakdowns or malfunctions, interruptions or malfunction of computer facilities, or loss of data due to power failures or mechanical difficulties with information storage or retrieval systems, labor difficulties, war, or civil unrest.

Section 29. Entire Agreement. The parties hereto acknowledge that there are no agreements or understandings, written or oral, between them with respect to matters contemplated hereunder other than as set forth herein and the Warrant Certificates, that this Agreement and the Warrant Certificates contain the entire agreement between them with respect to the subject matter hereof and thereof.

Section 30. Fees; Expenses. As consideration for the services provided by Endeavor (the “Services”), the Company shall pay to Endeavor the fees set forth on Schedule 1 hereto (the “Fees”). If the Company requests that Endeavor provide additional services not contemplated hereby, the Company shall pay to Endeavor fees for such services at Endeavor’s reasonable and customary rates, such fees to be governed by the terms of a separate agreement to be mutually agreed to and entered into by the Parties at such time (the “Additional Service Fee”; together with the Fees, the “Service Fees”).

(a) The Company shall reimburse Endeavor for all reasonable and documented expenses incurred by Endeavor (including, without limitation, reasonable and documented fees and disbursements of counsel) in connection with the Services (the “Expenses”); provided, however, that Endeavor reserves the right to request advance payment for any out-of-pocket expenses. The Company agrees to pay all Service Fees and Expenses within thirty (30) days following receipt of an invoice from Endeavor.

(b) The Company agrees and acknowledges that Endeavor may adjust the Service Fees annually, on or about each anniversary date of this Agreement, by the annual percentage of change in the latest Consumer Price Index of All Urban Consumers United States City Average, as published by the U.S. Department of Labor, Bureau of Labor Statistics.

(c) Upon termination of this Agreement for any reason, Endeavor shall assist the Company with the transfer of records of the Company held by Endeavor. Endeavor shall be entitled to reasonable additional compensation and reimbursement of any Expenses for the preparation and delivery of such records to the successor agent or to the Company, and for maintaining records and/or Stock Certificates that are received after the termination of this Agreement (the “Record Transfer Services”).

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

DRAGANFLY INC.

By:	/s/ Paul Sun
Name:	Paul Sun
Title:	Chief Financial Officer

ENDEAVOR TRUST CORPORATION

By:	/s/ David Eppert
Name:	David Eppert
Title:	CEO

By:	/s/ Catherine Wang
Name:	Catherine Wang
Title:	CFO

Annex A: Form of Warrant Certificate Request Notice

WARRANT CERTIFICATE REQUEST NOTICE

To: Endeavor Trust Corporation, as Warrant Agent for Draganfly Inc. (the “Company”)

The undersigned Holder of Pre-Funded / Common Share Purchase Warrants (“Warrants”) in the form of Global Warrants issued by the Company hereby elects to receive a Warrant Certificate evidencing the Warrants held by the Holder as specified below:

1.	Name of Holder of Warrants in form of Global Warrants: ___________________________

2.	Name of Holder in Warrant Certificate (if different from name of Holder of Warrants in form of Global Warrants): ________________________________

3.	Number of Warrants in name of Holder in form of Global Warrants: ___________________

4.	Number of Warrants for which Warrant Certificate shall be issued: __________________

5.	Number of Warrants in name of Holder in form of Global Warrants after issuance of Warrant Certificate, if any: ___________

6.	[_______] [_______] Warrant Certificate shall be delivered to the following address:

______________________________

______________________________

______________________________

______________________________

The undersigned hereby acknowledges and agrees that, in connection with this Warrant Exchange and the issuance of the Warrant Certificate, the Holder is deemed to have surrendered the number of Warrants in form of Global Warrants in the name of the Holder equal to the number of Warrants evidenced by the Warrant Certificate.

[SIGNATURE OF HOLDER]

Name of Investing Entity: ____________________________________________________

Signature of Authorized Signatory of Investing Entity: ______________________________

Name of Authorized Signatory: ________________________________________________

Title of Authorized Signatory: _________________________________________________

Date: _______________________________________________________________

Exhibit 1-A: Form of Common Warrant Certificate

COMMON SHARE PURCHASE WARRANT

Draganfly Inc.

Warrant Shares: ______	Initial Exercise Date: February 26, 2024

CUSIP:

ISIN:

THIS COMMON SHARE PURCHASE WARRANT (the “Warrant”) certifies that, for value received, ____________ or its assigns (the “Holder”) is entitled, upon the terms and subject to the limitations on exercise and the conditions hereinafter set forth, at any time on or after the date hereof (the “Initial Exercise Date”) and on or prior to 5:00 p.m. (New York City time) on February 26, 2029 (the “Termination Date”) but not thereafter, to subscribe for and purchase from Draganfly Inc. a company incorporated under the Business Corporations Act (British Columbia) (the “Company”), up to ________ Common Shares (as subject to adjustment hereunder, the “Warrant Shares”). The purchase price of one Warrant Share under this Warrant shall be equal to the Exercise Price, as defined in Section 2(b). This Warrant may initially be issued and maintained in the form of a security held in book-entry form and the Depository Trust Company or its nominee (“DTC”) may initially be the sole registered holder of this Warrant, subject to a Holder’s right to elect to receive a Warrant in certificated form pursuant to the terms of the Warrant Agency Agreement, in which case this sentence shall not apply.

Section 1. Definitions. In addition to the terms defined elsewhere in this Warrant, the following terms have the meanings indicated in this Section 1:

“Affiliate” means any Person that, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with a Person, as such terms are used in and construed under Rule 405 under the Securities Act.

“Bid Price” means, for any date, the price determined by the first of the following clauses that applies: (a) if the Common Shares are then listed or quoted on a Trading Market, the bid price of the Common Shares for the time in question (or the nearest preceding date) on the Trading Market on which the Common Shares are then listed or quoted as reported by Bloomberg L.P. (based on a Trading Day from 9:30 a.m. (New York City time) to 4:02 p.m. (New York City time)), (b) if the Common Shares are not then listed or quoted for trading on a Trading Market and if prices for the Common Shares are then reported on the Pink Open Market (or a similar organization or agency succeeding to its functions of reporting prices), the most recent bid price per Common Share so reported, or (c) in all other cases, the fair market value of a Common Share as determined by an independent appraiser selected in good faith by the Holders of a majority in interest of the Warrants then outstanding and reasonably acceptable to the Company, the fees and expenses of which shall be paid by the Company.

“Board of Directors” means the board of directors of the Company.

“Business Day” means any day other than Saturday, Sunday or other day on which commercial banks in The City of New York or the City of Vancouver, British Columbia, Canada are authorized or required by law to remain closed; provided, however, for clarification, commercial banks shall not be deemed to be authorized or required by law to remain closed due to “stay at home”, “shelter-in-place”, “non-essential employee” or any other similar orders or restrictions or the closure of any physical branch locations at the direction of any governmental authority so long as the electronic funds transfer systems (including for wire transfers) of commercial banks in The City of New York and the City of Vancouver, British Columbia, Canada generally are open for use by customers on such day.

“Commission” means the United States Securities and Exchange Commission.

“Common Shares” means the common shares of the Company, no par value per share, and any other class of securities into which such securities may hereafter be reclassified or changed.

“Common Share Equivalents” means any securities of the Company or the Subsidiaries which would entitle the holder thereof to acquire at any time Common Shares, including, without limitation, any debt, preferred shares, right, option, warrant or other instrument that is at any time convertible into or exercisable or exchangeable for, or otherwise entitles the holder thereof to receive, Common Shares.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Person” means an individual or corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or subdivision thereof) or other entity of any kind.

“Registration Statement” means the Company’s registration statement on Form F-10 (File No. 333-258074), as amended, or such other replacement registration statement on the applicable Form that has been declared effective by the Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Subsidiary” means any subsidiary of the Company and shall, where applicable, also include any direct or indirect subsidiary of the Company formed or acquired after the date hereof.

“Trading Day” means a day on which the Common Shares are traded on the principal Trading Market.

“Trading Market” means any of the following markets or exchanges on which the Common Shares are listed or quoted for trading on the date in question: the NYSE American, the Nasdaq Capital Market, the Nasdaq Global Market, the Nasdaq Global Select Market, or the New York Stock Exchange (or any successors to any of the foregoing).

“Transfer Agent” means Endeavor Trust Corporation, the current transfer agent of the Company, with a mailing address of #702 777 Hornby Street, Vancouver, BC, V6Z 1S4 Canada, and an email address of admin@endeavortrust.com, and any successor transfer agent of the Company.

“Underwriting Agreement” means the underwriting agreement, dated as of February 21, 2024, among the Company and Maxim Group LLC as representative of the underwriters named therein, as amended, modified or supplemented from time to time in accordance with its terms.

“VWAP” means, for any date, the price determined by the first of the following clauses that applies: (a) if the Common Shares are then listed or quoted on a Trading Market, the daily volume weighted average price of the Common Shares for such date (or the nearest preceding date) on the Trading Market on which the Common Shares are then listed or quoted as reported by Bloomberg L.P. (based on a Trading Day from 9:30 a.m. (New York City time) to 4:02 p.m. (New York City time)), (b) if the Common Shares are not then listed on a Trading Market and if prices for the Common Shares are then reported on the Pink Open Market (or a similar organization or agency succeeding to its functions of reporting prices), the most recent bid price per Common Share so reported, or (c) in all other cases, the fair market value of a Common Share as determined by an independent appraiser selected in good faith by the holders of a majority in interest of the Warrants then outstanding and reasonably acceptable to the Company, the fees and expenses of which shall be paid by the Company.

“Warrant Agency Agreement” means that certain warrant agency agreement, dated on or about the Initial Exercise Date, between the Company and the Warrant Agent.

“Warrant Agent” means the Transfer Agent and any successor warrant agent of the Company.

“Warrants” means this Warrant and other Common Share purchase warrants issued by the Company pursuant to the Registration Statement.

Section 2. Exercise.

a) Exercise of Warrant. Exercise of the purchase rights represented by this Warrant may be made, in whole or in part, at any time or times on or after the Initial Exercise Date and on or before the Termination Date, or by delivery to the Company of a duly executed PDF copy submitted by e-mail (or e-mail attachment) of the Notice of Exercise in the form annexed hereto (the “Notice of Exercise”). Within the earlier of (i) two (2) Trading Days and (ii) the number of Trading Days comprising the Standard Settlement Period (as defined in Section 2(d)(i) herein) following the date of exercise as aforesaid, the Holder shall deliver the aggregate Exercise Price for the Warrant Shares specified in the applicable Notice of Exercise by wire transfer or cashier’s check drawn on a United States bank unless the cashless exercise procedure specified in Section 2(c) below is specified in the applicable Notice of Exercise. No ink-original Notice of Exercise shall be required, nor shall any medallion guarantee (or other type of guarantee or notarization) of any Notice of Exercise be required unless there is a change of beneficial ownership. Notwithstanding anything herein to the contrary, the Holder shall not be required to physically surrender this Warrant to the Company until the Holder has purchased all of the Warrant Shares available hereunder and the Warrant has been exercised in full, in which case, the Holder shall surrender this Warrant to the Company for cancellation within three (3) Trading Days of the date on which the final Notice of Exercise is delivered to the Company. Partial exercises of this Warrant resulting in purchases of a portion of the total number of Warrant Shares available hereunder shall have the effect of lowering the outstanding number of Warrant Shares purchasable hereunder in an amount equal to the applicable number of Warrant Shares purchased. The Holder and the Company shall maintain records showing the number of Warrant Shares purchased and the date of such purchases. The Company shall deliver any objection to any Notice of Exercise within one (1) Trading Day of receipt of such notice. The Holder and any assignee, by acceptance of this Warrant, acknowledge and agree that, by reason of the provisions of this paragraph, following the purchase of a portion of the Warrant Shares hereunder, the number of Warrant Shares available for purchase hereunder at any given time may be less than the amount stated on the face hereof.

Notwithstanding the foregoing in this Section 2(a), a holder whose interest in this Warrant is a beneficial interest in certificate(s) representing this Warrant held in book-entry form through DTC (or another established clearing corporation performing similar functions), shall effect exercises made pursuant to this Section 2(a) by delivering to DTC (or such other clearing corporation, as applicable) the appropriate instruction form for exercise, complying with the procedures to effect exercise that are required by DTC (or such other clearing corporation, as applicable), subject to a Holder’s right to elect to receive a Warrant in certificated form pursuant to the terms of the Warrant Agency Agreement, in which case this sentence shall not apply.

b) Exercise Price. The exercise price per Common Share under this Warrant shall be $0.36, subject to adjustment hereunder (the “Exercise Price”).

c) Cashless Exercise. If at the time of exercise hereof there is no effective Registration Statement registering the Warrant Shares, or the prospectus contained therein is not available for the issuance of the Warrant Shares to the Holder, then this Warrant may also be exercised, in whole or in part, at such time by means of a “cashless exercise” in which the Holder shall be entitled to receive a number of Warrant Shares equal to the quotient obtained by dividing [(A-B) (X)] by (A), where:

(A)	=	as applicable: (i) the VWAP on the Trading Day immediately preceding the date of the applicable Notice of Exercise if such Notice of Exercise is (1) both executed and delivered pursuant to Section 2(a) hereof on a day that is not a Trading Day or (2) both executed and delivered pursuant to Section 2(a) hereof on a Trading Day prior to the opening of “regular trading hours” (as defined in Rule 600(b)(77) of Regulation NMS promulgated under the federal securities laws) on such Trading Day, (ii) at the option of the Holder, either (y) the VWAP on the Trading Day immediately preceding the date of the applicable Notice of Exercise or (z) the Bid Price of the Common Shares on the principal Trading Market as reported by Bloomberg L.P. as of the time of the Holder’s execution of the applicable Notice of Exercise if such Notice of Exercise is executed during “regular trading hours” on a Trading Day and is delivered within two (2) hours thereafter (including until two (2) hours after the close of “regular trading hours” on a Trading Day) pursuant to Section 2(a) hereof or (iii) the VWAP on the date of the applicable Notice of Exercise if the date of such Notice of Exercise is a Trading Day and such Notice of Exercise is both executed and delivered pursuant to Section 2(a) hereof after the close of “regular trading hours” on such Trading Day;

(B)	=	the Exercise Price of this Warrant, as adjusted hereunder; and

(X)	=	the number of Warrant Shares that would be issuable upon exercise of this Warrant in accordance with the terms of this Warrant if such exercise were by means of a cash exercise rather than a cashless exercise.

If Warrant Shares are issued in such a cashless exercise, the parties acknowledge and agree that in accordance with Section 3(a)(9) of the Securities Act, the Warrant Shares shall take on the registered characteristics of the Warrants being exercised. The Company agrees not to take any position contrary to this Section 2(c).

d) Mechanics of Exercise.

i. Delivery of Warrant Shares Upon Exercise. The Company shall cause the Warrant Shares purchased hereunder to be transmitted by the Transfer Agent to the Holder by (A) crediting the account of the Holder’s or its designee’s balance account with The Depository Trust Company through its Deposit or Withdrawal at Custodian system (“DWAC”) if the Company is then a participant in such system and there is an effective Registration Statement permitting the issuance of the Warrant Shares to or resale of the Warrant Shares by the Holder or (B) by physical delivery of a certificate, registered in the Company’s share register in the name of the Holder or its designee, for the number of Warrant Shares to which the Holder is entitled pursuant to such exercise to the address specified by the Holder in the Notice of Exercise by the date that is the earliest of (i) two (2) Trading Days after the delivery to the Company of the Notice of Exercise, (ii) five (5) Trading Day after delivery of the aggregate Exercise Price (if applicable) to the Company and (iii) the number of Trading Days comprising the Standard Settlement Period after the delivery to the Company of the Notice of Exercise (such date, the “Warrant Share Delivery Date”). Upon delivery of the completed and correct Notice of Exercise and payment of the aggregate Exercise Price (if applicable), the Holder shall be deemed for all corporate purposes to have become the holder of record of the Warrant Shares with respect to which this Warrant has been exercised, irrespective of the date of delivery of the Warrant Shares, provided that payment of the aggregate Exercise Price (other than in the case of a cashless exercise) is received within the earlier of (i) two (2) Trading Days and (ii) the number of Trading Days comprising the Standard Settlement Period following delivery of the Notice of Exercise. If the Company fails for any reason to deliver to the Holder the Warrant Shares subject to a Notice of Exercise by the Warrant Share Delivery Date, the Company shall pay to the Holder, in cash, as liquidated damages and not as a penalty, for each $1,000 of Warrant Shares subject to such exercise (based on the VWAP of the Common Stock on the date of the applicable Notice of Exercise), $5 per Trading Day (increasing to $10 per Trading Day on the third Trading Day after the Warrant Share Delivery Date) for each Trading Day after such Warrant Share Delivery Date until such Warrant Shares are delivered or Holder rescinds such exercise. The Company agrees to maintain a transfer agent that is a participant in the FAST program so long as this Warrant remains outstanding and exercisable. As used herein, “Standard Settlement Period” means the standard settlement period, expressed in a number of Trading Days, on the Company’s primary Trading Market with respect to the Common Shares as in effect on the date of delivery of the Notice of Exercise.

ii. Delivery of New Warrants Upon Exercise. If this Warrant shall have been exercised in part, the Company shall, at the request of a Holder and upon surrender of this Warrant certificate, at the time of delivery of the Warrant Shares, deliver to the Holder a new Warrant evidencing the rights of the Holder to purchase the unpurchased Warrant Shares called for by this Warrant, which new Warrant shall in all other respects be identical with this Warrant.

iii. Rescission Rights. If the Company fails to cause the Transfer Agent to transmit to the Holder the Warrant Shares pursuant to Section 2(d)(i) by the Warrant Share Delivery Date, then the Holder will have the right to rescind such exercise.

iv. Compensation for Buy-In on Failure to Timely Deliver Warrant Shares Upon Exercise. In addition to any other rights available to the Holder, if the Company fails to cause the Transfer Agent to transmit to the Holder the Warrant Shares in accordance with the provisions of Section 2(d)(i) above pursuant to an exercise on or before the Warrant Share Delivery Date, and if after such date the Holder is required by its broker to purchase (in an open market transaction or otherwise) or the Holder’s brokerage firm otherwise purchases, shares of Common Stock to deliver in satisfaction of a sale by the Holder of the Warrant Shares which the Holder anticipated receiving upon such exercise (a “Buy-In”), then the Company shall (A) pay in cash to the Holder the amount, if any, by which (x) the Holder’s total purchase price (including brokerage commissions, if any) for the shares of Common Stock so purchased exceeds (y) the amount obtained by multiplying (1) the number of Warrant Shares that the Company was required to deliver to the Holder in connection with the exercise at issue times (2) the price at which the sell order giving rise to such purchase obligation was executed, and (B) at the option of the Holder, either reinstate the portion of the Warrant and equivalent number of Warrant Shares for which such exercise was not honored (in which case such exercise shall be deemed rescinded) or deliver to the Holder the number of shares of Common Stock that would have been issued had the Company timely complied with its exercise and delivery obligations hereunder. For example, if the Holder purchases Common Stock having a total purchase price of $11,000 to cover a Buy-In with respect to an attempted exercise of shares of Common Stock with an aggregate sale price giving rise to such purchase obligation of $10,000, under clause (A) of the immediately preceding sentence the Company shall be required to pay the Holder $1,000. The Holder shall provide the Company written notice indicating the amounts payable to the Holder in respect of the Buy-In and, upon request of the Company, evidence of the amount of such loss. Nothing herein shall limit a Holder’s right to pursue any other remedies available to it hereunder, at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief with respect to the Company’s failure to timely deliver shares of Common Stock upon exercise of the Warrant as required pursuant to the terms hereof.

v. No Fractional Shares or Scrip. No fractional shares or scrip representing fractional shares shall be issued upon the exercise of this Warrant. As to any fraction of a share which the Holder would otherwise be entitled to purchase upon such exercise, the Company shall, at its election, either pay a cash adjustment in respect of such final fraction in an amount equal to such fraction multiplied by the Exercise Price or round up to the next whole share.

vi. Charges, Taxes and Expenses. Issuance of Warrant Shares shall be made without charge to the Holder for any issue or transfer tax or other incidental expense in respect of the issuance of such Warrant Shares, all of which taxes and expenses shall be paid by the Company, and such Warrant Shares shall be issued in the name of the Holder or in such name or names as may be directed by the Holder; provided, however, that, in the event that Warrant Shares are to be issued in a name other than the name of the Holder, this Warrant when surrendered for exercise shall be accompanied by the Assignment Form attached hereto duly executed by the Holder and the Company may require, as a condition thereto, the payment of a sum sufficient to reimburse it for any transfer tax incidental thereto. The Company shall pay all Transfer Agent fees required for same-day processing of any Notice of Exercise and all fees to the Depository Trust Company (or another established clearing corporation performing similar functions) required for same-day electronic delivery of the Warrant Shares.

vii. Closing of Books. The Company will not close its shareholder books or records in any manner which prevents the timely exercise of this Warrant, pursuant to the terms hereof.

e) Holder’s Exercise Limitations. The Company shall not effect any exercise of this Warrant, and a Holder shall not have the right to exercise any portion of this Warrant, pursuant to Section 2 or otherwise, to the extent that after giving effect to such issuance after exercise as set forth on the applicable Notice of Exercise, the Holder (together with the Holder’s Affiliates, and any other Persons acting as a group together with the Holder or any of the Holder’s Affiliates (such Persons, “Attribution Parties”)), would beneficially own in excess of the Beneficial Ownership Limitation (as defined below). For purposes of the foregoing sentence, the number of Common Shares beneficially owned by the Holder and its Affiliates and Attribution Parties shall include the number of Warrant Shares issuable upon exercise of this Warrant with respect to which such determination is being made, but shall exclude the number of Warrant Shares which would be issuable upon (i) exercise of the remaining, non-exercised portion of this Warrant beneficially owned by the Holder or any of its Affiliates or Attribution Parties and (ii) exercise or conversion of the unexercised or non-converted portion of any other securities of the Company (including, without limitation, any other Common Share Equivalents) subject to a limitation on conversion or exercise analogous to the limitation contained herein beneficially owned by the Holder or any of its Affiliates or Attribution Parties. Except as set forth in the preceding sentence, for purposes of this Section 2(e), beneficial ownership shall be calculated in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder, it being acknowledged by the Holder that the Company is not representing to the Holder that such calculation is in compliance with Section 13(d) of the Exchange Act and the Holder is solely responsible for any schedules required to be filed in accordance therewith. To the extent that the limitation contained in this Section 2(e) applies, the determination of whether this Warrant is exercisable (in relation to other securities owned by the Holder together with any Affiliates and Attribution Parties) and of which portion of this Warrant is exercisable shall be in the sole discretion of the Holder, and the submission of a Notice of Exercise shall be deemed to be the Holder’s determination of whether this Warrant is exercisable (in relation to other securities owned by the Holder together with any Affiliates and Attribution Parties) and of which portion of this Warrant is exercisable, in each case subject to the Beneficial Ownership Limitation, and the Company shall have no obligation to verify or confirm the accuracy of such determination. In addition, a determination as to any group status as contemplated above shall be determined by the Holder in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder. For purposes of this Section 2(e), in determining the number of outstanding Common Shares, a Holder may rely on the number of outstanding Common Shares as reflected in (A) the Company’s most recent periodic or annual report filed with or furnished to the Commission, as the case may be, (B) a more recent public announcement by the Company or (C) a more recent written notice by the Company or the Transfer Agent setting forth the number of Common Shares outstanding. Upon the written or oral request of a Holder, the Company shall within one Trading Day confirm orally and in writing to the Holder the number of Common Shares then outstanding. In any case, the number of outstanding Common Shares shall be determined after giving effect to the conversion or exercise of securities of the Company, including this Warrant, by the Holder or its Affiliates or Attribution Parties since the date as of which such number of outstanding Common Shares was reported. The “Beneficial Ownership Limitation” shall be 4.99% (or, upon election by a Holder prior to the issuance of any Warrants, 9.99%) of the number of Common Shares outstanding immediately after giving effect to the issuance of Warrant Shares issuable upon exercise of this Warrant. The Holder, upon notice to the Company, may increase or decrease the Beneficial Ownership Limitation provisions of this Section 2(e), provided that the Beneficial Ownership Limitation in no event exceeds 9.99% of the number of Common Shares outstanding immediately after giving effect to the issuance of Warrant Shares upon exercise of this Warrant held by the Holder and the provisions of this Section 2(e) shall continue to apply. Any increase in the Beneficial Ownership Limitation will not be effective until the 61st day after such notice is delivered to the Company. The provisions of this paragraph shall be construed and implemented in a manner otherwise than in strict conformity with the terms of this Section 2(e) to correct this paragraph (or any portion hereof) which may be defective or inconsistent with the intended Beneficial Ownership Limitation herein contained or to make changes or supplements necessary or desirable to properly give effect to such limitation. The limitations contained in this paragraph shall apply to a successor holder of this Warrant.

Section 3. Certain Adjustments.

a) Share Dividends and Splits. If the Company, at any time while this Warrant is outstanding: (i) pays a share dividend or otherwise makes a distribution or distributions on its Common Shares or any other equity or equity equivalent securities payable in Common Shares (which, for avoidance of doubt, shall not include any Warrant Shares issued by the Company upon exercise of this Warrant), (ii) subdivides outstanding Common Shares into a larger number of shares, (iii) combines (including by way of reverse share split) outstanding Common Shares into a smaller number of shares, or (iv) issues by reclassification of the Common Shares any shares of capital stock of the Company, then in each case the Exercise Price shall be multiplied by a fraction of which the numerator shall be the number of Common Shares (excluding treasury shares, if any) outstanding immediately before such event and of which the denominator shall be the number of Common Shares outstanding immediately after such event, and the number of shares issuable upon exercise of this Warrant shall be proportionately adjusted such that the aggregate Exercise Price of this Warrant shall remain unchanged. Any adjustment made pursuant to this Section 3(a) shall become effective immediately after the record date for the determination of shareholders entitled to receive such dividend or distribution and shall become effective immediately after the effective date in the case of a subdivision, combination or re-classification.

b) Subsequent Rights Offerings. In addition to any adjustments pursuant to Section 3(a) above, if at any time the Company grants, issues or sells any Common Share Equivalents or rights to purchase shares, warrants, securities or other property pro rata to the record holders of any class of Common Shares (the “Purchase Rights”), then the Holder will be entitled to acquire, upon the terms applicable to such Purchase Rights, the aggregate Purchase Rights which the Holder could have acquired if the Holder had held the number of Warrant Shares acquirable upon complete exercise of this Warrant (without regard to any limitations on exercise hereof, including without limitation, the Beneficial Ownership Limitation) immediately before the date on which a record is taken for the grant, issuance or sale of such Purchase Rights, or, if no such record is taken, the date as of which the record holders of Common Shares are to be determined for the grant, issue or sale of such Purchase Rights (provided, however, that, to the extent that the Holder’s right to participate in any such Purchase Right would result in the Holder exceeding the Beneficial Ownership Limitation, then the Holder shall not be entitled to participate in such Purchase Right to such extent (or beneficial ownership of such Warrant Shares as a result of such Purchase Right to such extent and such Purchase Right to such extent shall be held in abeyance for the Holder until such time, if ever, as its right thereto would not result in the Holder exceeding the Beneficial Ownership Limitation).

c) Pro Rata Distributions. During such time as this Warrant is outstanding, if the Company shall declare or make any dividend or other distribution of its assets (or rights to acquire its assets) to holders of Common Shares, by way of return of capital or otherwise (including, without limitation, any distribution of cash, shares or other securities, property or options by way of a dividend, spin off, reclassification, corporate rearrangement, plan of arrangement or other similar transaction) (a “Distribution”), at any time after the issuance of this Warrant, then, in each such case, the Holder shall be entitled to participate in such Distribution to the same extent that the Holder would have participated therein if the Holder had held the number of Warrant Shares acquirable upon complete exercise of this Warrant (without regard to any limitations on exercise hereof, including without limitation, the Beneficial Ownership Limitation) immediately before the date of which a record is taken for such Distribution, or, if no such record is taken, the date as of which the record holders of Common Shares are to be determined for the participation in such Distribution (provided, however, that, to the extent that the Holder’s right to participate in any such Distribution would result in the Holder exceeding the Beneficial Ownership Limitation, then the Holder shall not be entitled to participate in such Distribution to such extent (or in the beneficial ownership of any Common Shares as a result of such Distribution to such extent).

d) Fundamental Transaction. If, at any time while this Warrant is outstanding, (i) the Company or any Subsidiary, directly or indirectly, in one or more related transactions effects any merger or consolidation of the Company with or into another Person, (ii) the Company, directly or indirectly, effects any sale, lease, license, assignment, transfer, conveyance or other disposition of all or substantially all of its assets in one or a series of related transactions, (iii) any, direct or indirect, purchase offer, tender offer or exchange offer (whether by the Company or another Person) is completed pursuant to which holders of Common Shares are permitted to sell, tender or exchange their shares for other securities, cash or property and has been accepted by the holders of 50% or more of the outstanding Common Shares or 50% or more of the voting power of the common equity of the Company, (iv) the Company, directly or indirectly, in one or more related transactions effects any reclassification, reorganization or recapitalization of the Common Shares or any compulsory share exchange pursuant to which the Common Shares are effectively converted into or exchanged for other securities, cash or property, or (v) the Company, directly or indirectly, in one or more related transactions consummates a share purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off, merger or plan of arrangement) with another Person or group of Persons whereby such other Person or group acquires more than 50% of the outstanding Common Shares or more that 50% of the voting power of the common equity of the Company (each a “Fundamental Transaction”), then, upon any subsequent exercise of this Warrant, the Holder shall have the right to receive, for each Warrant Share that would have been issuable upon such exercise immediately prior to the occurrence of such Fundamental Transaction, at the option of the Holder (without regard to any limitation in Section 2(e) on the exercise of this Warrant), the number of Common Shares of the successor or acquiring corporation or of the Company, if it is the surviving corporation, and any additional consideration (the “Alternate Consideration”) receivable as a result of such Fundamental Transaction by a holder of the number of Warrant Shares for which this Warrant is exercisable immediately prior to such Fundamental Transaction (without regard to any limitation in Section 2(e) on the exercise of this Warrant). For purposes of any such exercise, the determination of the Exercise Price shall be appropriately adjusted to apply to such Alternate Consideration based on the amount of Alternate Consideration issuable in respect of one Common Share in such Fundamental Transaction, and the Company shall apportion the Exercise Price among the Alternate Consideration in a reasonable manner reflecting the relative value of any different components of the Alternate Consideration. If holders of Common Shares are given any choice as to the securities, cash or property to be received in a Fundamental Transaction, then the Holder shall be given the same choice as to the Alternate Consideration it receives upon any exercise of this Warrant following such Fundamental Transaction. Notwithstanding anything to the contrary, in the event of a Fundamental Transaction, the Company or any Successor Entity (as defined below) shall, at the Holder’s option, exercisable at any time concurrently with, or within 30 days after, the consummation of the Fundamental Transaction (or, if later, the date of the public announcement of the applicable Fundamental Transaction), purchase this Warrant from the Holder by paying to the Holder an amount of cash equal to the Black Scholes Value (as defined below) of the remaining unexercised portion of this Warrant on the date of the consummation of such Fundamental Transaction; provided, however, that, if the Fundamental Transaction is not within the Company’s control, including not approved by the Company’s Board of Directors, the Holder shall only be entitled to receive from the Company or any Successor Entity the same type or form of consideration (and in the same proportion), at the Black Scholes Value of the unexercised portion of this Warrant, that is being offered and paid to the holders of Common Shares of the Company in connection with the Fundamental Transaction, whether that consideration be in the form of cash, shares or any combination thereof, or whether the holders of Common Shares are given the choice to receive from among alternative forms of consideration in connection with the Fundamental Transaction; provided, further, that if holders of Common Shares of the Company are not offered or paid any consideration in such Fundamental Transaction, such holders of Common Shares will be deemed to have received common shares of the Successor Entity (which Successor Entity may be the Company following such Fundamental Transaction) in such Fundamental Transaction. “Black Scholes Value” means the value of this Warrant based on the Black-Scholes Option Pricing Model obtained from the “OV” function on Bloomberg determined as of the day of consummation of the applicable Fundamental Transaction for pricing purposes and reflecting (A) a risk-free interest rate corresponding to the U.S. Treasury rate for a period equal to the time between the date of the public announcement of the applicable contemplated Fundamental Transaction and the Termination Date, (B) an expected volatility equal to the greater of (1) the 30 day volatility, (2) the 100 day volatility or (3) the 365 day volatility, each of clauses (1)-(3) as obtained from the HVT function on Bloomberg (determined utilizing a 365 day annualization factor) as of the Trading Day immediately following the public announcement of the applicable contemplated Fundamental Transaction, (C) the underlying price per share used in such calculation shall be the highest VWAP during the period beginning on the Trading Day immediately preceding the public announcement of the applicable contemplated Fundamental Transaction (or the consummation of the applicable Fundamental Transaction, if earlier) and ending on the Trading Day of the Holder’s request pursuant to this Section 3(e) and (D) a remaining option time equal to the time between the date of the public announcement of the applicable contemplated Fundamental Transaction and the Termination Date and (E) a zero cost of borrow. The payment of the Black Scholes Value will be made by wire transfer of immediately available funds (or such other consideration) within the later of (i) five Business Days of the Holder’s election and (ii) the date of consummation of the Fundamental Transaction. The Company shall cause any successor entity in a Fundamental Transaction in which the Company is not the survivor (the “Successor Entity”) to assume in writing all of the obligations of the Company under this Warrant and the other Transaction Documents. Upon the occurrence of any such Fundamental Transaction, the Successor Entity shall be added to the term “Company” under this Warrant (so that from and after the occurrence or consummation of such Fundamental Transaction, each and every provision of this Warrant and the other Transaction Documents referring to the “Company” shall refer instead to each of the Company and the Successor Entity or Successor Entities, jointly and severally), and the Successor Entity or Successor Entities, jointly and severally with the Company, may exercise every right and power of the Company prior thereto and the Successor Entity or Successor Entities shall assume all of the obligations of the Company prior thereto under this Warrant and the other Transaction Documents with the same effect as if the Company and such Successor Entity or Successor Entities, jointly and severally, had been named as the Company herein. For the avoidance of doubt, the Holder shall be entitled to the benefits of the provisions of this Section 3(e) regardless of (i) whether the Company has sufficient authorized Common Shares for the issuance of Warrant Shares and/or (ii) whether a Fundamental Transaction occurs prior to the Initial Exercise Date.

e) Calculations. All calculations under this Section 3 shall be made to the nearest cent or the nearest 1/100th of a share, as the case may be. For purposes of this Section 3, the number of Common Shares deemed to be issued and outstanding as of a given date shall be the sum of the number of Common Shares (excluding treasury shares, if any) issued and outstanding.

f) Notice to Holder.

i. Adjustment to Exercise Price. Whenever the Exercise Price is adjusted pursuant to any provision of this Section 3, the Company shall promptly deliver to the Holder by email a notice setting forth the Exercise Price after such adjustment and any resulting adjustment to the number of Warrant Shares and setting forth a brief statement of the facts requiring such adjustment.

ii. Notice to Allow Exercise by Holder. If (A) the Company shall declare a dividend (or any other distribution in whatever form) on the Common Shares, (B) the Company shall declare a special non-recurring cash dividend on or a redemption of the Common Shares, (C) the Company shall authorize the granting to all holders of the Common Shares rights or warrants to subscribe for or purchase any shares of capital stock of any class or of any rights, (D) the approval of any shareholders of the Company shall be required in connection with any reclassification of the Common Shares, any consolidation or merger to which the Company is a party, any sale or transfer of all or substantially all of its assets, or any compulsory share exchange whereby the Common Shares are converted into other securities, cash or property, or (E) the Company shall authorize the voluntary or involuntary dissolution, liquidation or winding up of the affairs of the Company, then, in each case, the Company shall cause to be delivered by email to the Holder at its last email address as it shall appear upon the Warrant Register of the Company, at least 5 calendar days prior to the applicable record or effective date hereinafter specified, a notice stating (x) the date on which a record is to be taken for the purpose of such dividend, distribution, redemption, rights or warrants, or if a record is not to be taken, the date as of which the holders of the Common Shares of record to be entitled to such dividend, distributions, redemption, rights or warrants are to be determined or (y) the date on which such reclassification, consolidation, merger, sale, transfer or share exchange is expected to become effective or close, and the date as of which it is expected that holders of the Common Shares of record shall be entitled to exchange their Common Shares for securities, cash or other property deliverable upon such reclassification, consolidation, merger, sale, transfer or share exchange; provided that the failure to deliver such notice or any defect therein or in the delivery thereof shall not affect the validity of the corporate action required to be specified in such notice, and provided that no notice shall be required if the information is disseminated in a press release or document filed with the Commission. To the extent that any notice provided in this Warrant constitutes, or contains, material, non-public information regarding the Company, the Company shall simultaneously file or furnish such notice with the Commission pursuant to a Current Report on Form 8-K or a Report on Form 6-K, as applicable. The Holder shall remain entitled to exercise this Warrant during the period commencing on the date of such notice to the effective date of the event triggering such notice except as may otherwise be expressly set forth herein.

g) Reset of Exercise Price. If, on the date that is 30 calendar days immediately following the initial issuance date of this Warrant (the issuance date of this Warrant, the “Issuance Date” and the date that is 30 calendar days following the Issuance Date, the “Initial Reset Date”), the Reset Price, as defined below, is less than the Exercise Price at such time, the Exercise Price shall be decreased to the Reset Price; provided, however, that if at the Initial Reset Date, the Reset Price is greater than or equal to the Exercise Price, then there shall be no adjustment to the Exercise Price on the Initial Reset Date, provided, that if, on the date that is 75 calendar days following the Issuance Date, the Reset Price is less than the Exercise Price at such time, the Exercise Price shall be decreased to the Reset Price. “Reset Price” shall mean 100% of the trailing ten day VWAP immediately preceding the Initial Reset Date or the Second Reset Date, as the case may be, provided that in no event shall the Reset Price be less than $0.09 (subject to adjustment for reverse and forward stock splits, recapitalizations and similar transactions following the date of the Underwriting Agreement).

Section 4. Transfer of Warrant.

a) Transferability. Subject to compliance with all applicable securities laws, this Warrant and all rights hereunder (including, without limitation, any registration rights) are transferable, in whole or in part, upon surrender of this Warrant at the principal office of the Company or its designated agent, together with a written assignment of this Warrant substantially in the form attached hereto duly executed by the Holder or its agent or attorney and funds sufficient to pay any transfer taxes payable upon the making of such transfer. Upon such surrender and, if required, such payment, the Company shall execute and deliver a new Warrant or Warrants in the name of the assignee or assignees, as applicable, and in the denomination or denominations specified in such instrument of assignment, and shall issue to the assignor a new Warrant evidencing the portion of this Warrant not so assigned, and this Warrant shall promptly be cancelled. Notwithstanding anything herein to the contrary, the Holder shall not be required to physically surrender this Warrant to the Company unless the Holder has assigned this Warrant in full, in which case, the Holder shall surrender this Warrant to the Company within three (3) Trading Days of the date on which the Holder delivers an Assignment Form to the Company assigning this Warrant in full. The Warrant, if properly assigned in accordance herewith, may be exercised by a new holder for the purchase of Warrant Shares without having a new Warrant issued.

b) New Warrants. If this Warrant is not held in global form through DTC (or any successor depositary), this Warrant may be divided or combined with other Warrants upon presentation hereof at the aforesaid office of the Company, together with a written notice specifying the names and denominations in which new Warrants are to be issued, signed by the Holder or its agent or attorney. Subject to compliance with Section 4(a), as to any transfer which may be involved in such division or combination, the Company shall execute and deliver a new Warrant or Warrants in exchange for the Warrant or Warrants to be divided or combined in accordance with such notice. All Warrants issued on transfers or exchanges shall be dated the Initial Exercise Date of this Warrant and shall be identical with this Warrant except as to the number of Warrant Shares issuable pursuant thereto.

c) Warrant Register. The Warrant Agent shall register this Warrant, upon records to be maintained by the Warrant Agent for that purpose (the “Warrant Register”), in the name of the record Holder hereof from time to time. The Company and the Warrant Agent may deem and treat the registered Holder of this Warrant as the absolute owner hereof for the purpose of any exercise hereof or any distribution to the Holder, and for all other purposes, absent actual notice to the contrary.

Section 5. Miscellaneous.

a) No Rights as Shareholder Until Exercise; No Settlement in Cash. This Warrant does not entitle the Holder to any voting rights, dividends or other rights as a shareholder of the Company prior to the exercise hereof as set forth in Section 2(d)(i), except as expressly set forth in Section 3. Without limiting any rights of a Holder to receive Warrant Shares on a “cashless exercise” pursuant to Section 2(c) or receive cash payments pursuant to Section 2(d)(i) and Section 2(d)(iv), in no event shall the Company be required to net cash settle an exercise of this Warrant.

b) Loss, Theft, Destruction or Mutilation of Warrant. The Company covenants that upon receipt by the Company of evidence reasonably satisfactory to it of the loss, theft, destruction or mutilation of this Warrant or any share certificate relating to the Warrant Shares, and in case of loss, theft or destruction, of indemnity or security reasonably satisfactory to it (which, in the case of the Warrant, shall not include the posting of any bond), and upon surrender and cancellation of such Warrant or share certificate, if mutilated, the Company will make and deliver a new Warrant or share certificate of like tenor and dated as of such cancellation, in lieu of such Warrant or share certificate.

c) Saturdays, Sundays, Holidays, etc. If the last or appointed day for the taking of any action or the expiration of any right required or granted herein shall not be a Business Day, then such action may be taken or such right may be exercised on the next succeeding Business Day.

d) Authorized Shares.

The Company covenants that, during the period the Warrant is outstanding, it will reserve from its authorized and unissued Common Shares a sufficient number of shares to provide for the issuance of the Warrant Shares upon the exercise of any purchase rights under this Warrant. The Company further covenants that its issuance of this Warrant shall constitute full authority to its officers who are charged with the duty of issuing the necessary Warrant Shares upon the exercise of the purchase rights under this Warrant. The Company will take all such reasonable action as may be necessary to assure that such Warrant Shares may be issued as provided herein without violation of any applicable law or regulation, or of any requirements of the Trading Market upon which the Common Shares may be listed. The Company covenants that all Warrant Shares which may be issued upon the exercise of the purchase rights represented by this Warrant will, upon exercise of the purchase rights represented by this Warrant and payment for such Warrant Shares in accordance herewith, be duly authorized, validly issued, fully paid and nonassessable and free from all taxes, liens and charges created by the Company in respect of the issue thereof (other than taxes in respect of any transfer occurring contemporaneously with such issue).

Except and to the extent as waived or consented to by the Holder, the Company shall not by any action, including, without limitation, amending its articles of incorporation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Warrant, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such actions as may be necessary or appropriate to protect the rights of Holder as set forth in this Warrant against impairment. Without limiting the generality of the foregoing, the Company will (i) not increase the par value of any Warrant Shares above the amount payable therefor upon such exercise immediately prior to such increase in par value, (ii) take all such action as may be necessary or appropriate in order that the Company may validly and legally issue fully paid and nonassessable Warrant Shares upon the exercise of this Warrant and (iii) use commercially reasonable efforts to obtain all such authorizations, exemptions or consents from any public regulatory body having jurisdiction thereof, as may be, necessary to enable the Company to perform its obligations under this Warrant.

Before taking any action which would result in an adjustment in the number of Warrant Shares for which this Warrant is exercisable or in the Exercise Price, the Company shall obtain all such authorizations or exemptions thereof, or consents thereto, as may be necessary from any public regulatory body or bodies having jurisdiction thereof.

e) Governing Law. All questions concerning the construction, validity, enforcement and interpretation of this Warrant shall be governed by and construed and enforced in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein without reference to its principles governing the choice or conflict of laws. Each party agrees that all legal proceedings concerning the interpretations, enforcement and defense of the transactions contemplated by this Warrant (whether brought against a party hereto or their respective affiliates, directors, officers, shareholders, partners, members, employees or agents) shall be commenced exclusively in the courts of the Province of British Columbia, sitting in the City of Vancouver. Each party hereby irrevocably submits to the exclusive jurisdiction of the courts of the Province of British Columbia, sitting in the City of Vancouver for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is improper or is an inconvenient venue for such proceeding. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Warrant and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any other manner permitted by law. If either party shall commence an action, suit or proceeding to enforce any provisions of this Warrant, the prevailing party in such action, suit or proceeding shall be reimbursed by the other party for their reasonable attorneys’ fees and other costs and expenses incurred with the investigation, preparation and prosecution of such action or proceeding.

f) Restrictions. The Holder acknowledges that the Warrant Shares acquired upon the exercise of this Warrant, if not registered, and the Holder does not utilize cashless exercise, will have restrictions upon resale imposed by state and federal securities laws and will bear a restrictive legend in substantially the following form:

“THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”) OR ANY STATE SECURITIES LAWS, AND MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO THE COMPANY, (B) OUTSIDE THE UNITED STATES IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE SECURITIES ACT AND IN COMPLIANCE WITH LOCAL LAWS AND REGULATIONS, (C) PURSUANT TO A REGISTRATION STATEMENT THAT HAS BEEN DECLARED EFFECTIVE UNDER THE SECURITIES ACT AND IS AVAILABLE FOR RESALE OF THE SECURITIES, (D) IN COMPLIANCE WITH AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT, INCLUDING RULE 144 THEREUNDER, IF AVAILABLE, OR (E) IN ANOTHER TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE SECURITIES ACT, AND, IN EACH CASE, IN COMPLIANCE WITH ANY APPLICABLE STATE SECURITIES LAWS. IN THE CASE OF A TRANSFER PURSUANT TO THE FOREGOING CLAUSE (D) OR (E), THE COMPANY WILL REQUIRE A LEGAL OPINION OF COUNSEL OF RECOGNIZED STANDING OR OTHER EVIDENCE REASONABLY SATISFACTORY TO THE COMPANY THAT SUCH TRANSFER IS EXEMPT FROM REGISTRATION UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.”

g) Nonwaiver and Expenses. No course of dealing or any delay or failure to exercise any right hereunder on the part of Holder shall operate as a waiver of such right or otherwise prejudice the Holder’s rights, powers or remedies. Without limiting any other provision of this Warrant, if the Company willfully and knowingly fails to comply with any provision of this Warrant, which results in any material damages to the Holder, the Company shall pay to the Holder such amounts as shall be sufficient to cover any costs and expenses including, but not limited to, reasonable attorneys’ fees, including those of appellate proceedings, incurred by the Holder in collecting any amounts due pursuant hereto or in otherwise enforcing any of its rights, powers or remedies hereunder.

h) Notices. Any and all notices or other communications or deliveries to be provided by the Holders hereunder including, without limitation, any Notice of Exercise, shall be in writing and delivered personally, by e-mail, or sent by a nationally recognized overnight courier service, addressed to the Company, at 2108 St. George Avenue Saskatoon, Saskatchewan S7M 0K7 Canada, Attention: Paul Sun, email address: Paul.Sun@draganfly.com, or such other email address or address as the Company may specify for such purposes by notice to the Holders. Any and all notices or other communications or deliveries to be provided by the Company hereunder shall be in writing and delivered personally, by e-mail, or sent by a nationally recognized overnight courier service addressed to each Holder at the e-mail address or address of such Holder appearing on the books of the Company. Any notice or other communication or deliveries hereunder shall be deemed given and effective on the earliest of (i) the time of transmission, if such notice or communication is delivered via e-mail at the e-mail address set forth in this Section prior to 5:30 p.m. (New York City time) on any date, (ii) the next Trading Day after the time of transmission, if such notice or communication is delivered via e-mail at the e-mail address set forth in this Section on a day that is not a Trading Day or later than 5:30 p.m. (New York City time) on any Trading Day, (iii) the second Trading Day following the date of mailing, if sent by U.S. nationally recognized overnight courier service, or (iv) upon actual receipt by the party to whom such notice is required to be given. To the extent that any notice provided hereunder constitutes, or contains, material, non-public information regarding the Company or any Subsidiaries, the Company shall simultaneously file such notice with the Commission pursuant to a Current Report on Form 8-K.

i) Limitation of Liability. No provision hereof, in the absence of any affirmative action by the Holder to exercise this Warrant to purchase Warrant Shares, and no enumeration herein of the rights or privileges of the Holder, shall give rise to any liability of the Holder for the purchase price of any Warrant Shares or as a shareholder of the Company, whether such liability is asserted by the Company or by creditors of the Company.

j) Remedies. The Holder, in addition to being entitled to exercise all rights granted by law, including recovery of damages, will be entitled to specific performance of its rights under this Warrant. The Company agrees that monetary damages would not be adequate compensation for any loss incurred by reason of a breach by it of the provisions of this Warrant and hereby agrees to waive and not to assert the defense in any action for specific performance that a remedy at law would be adequate.

k) Successors and Assigns. Subject to applicable securities laws, this Warrant and the rights and obligations evidenced hereby shall inure to the benefit of and be binding upon the successors and permitted assigns of the Company and the successors and permitted assigns of Holder. The provisions of this Warrant are intended to be for the benefit of any Holder from time to time of this Warrant and shall be enforceable by the Holder or holder of Warrant Shares.

l) Amendment. This Warrant may be modified or amended or the provisions hereof waived with the written consent of the Company, on the one hand, and the Holder or the beneficial owner of this Warrant, on the other hand.

m) Severability. Wherever possible, each provision of this Warrant shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Warrant shall be prohibited by or invalid under applicable law, such provision shall be ineffective to the extent of such prohibition or invalidity, without invalidating the remainder of such provisions or the remaining provisions of this Warrant.

n) Headings. The headings used in this Warrant are for the convenience of reference only and shall not, for any purpose, be deemed a part of this Warrant.

o) Warrant Agency Agreement. If this Warrant is held in global form through DTC (or any successor depositary), this Warrant is issued subject to the Warrant Agency Agreement. Except for Section 14 (Concerning the Warrant Agent) and Section 16 (Duties of the Warrant Agent) of the Warrant Agency Agreement, to the extent any provision of this Warrant conflicts with the express provisions of the Warrant Agency Agreement, the provisions of this Warrant shall govern and be controlling. This Warrant Certificate will not be valid for any purpose until it has been countersigned by or on behalf of the Warrant Agent from time to time under the Warrant Agency Agreement. This Warrant Certificate may be signed by facsimile or other electronic means, which shall be deemed to be an original and shall be deemed to have the same legal effect and validity as a certificate bearing an original signature.

********************

(Signature Page Follows)

IN WITNESS WHEREOF, the Company has caused this Warrant to be executed by its officer thereunto duly authorized as of the date first above indicated.

draganfly inc.

By:
Name:
Title:

Countersigned and Registered by:

ENDEAVOR TRUST CORPORATION

By:
Authorized Signatory

NOTICE OF EXERCISE

To: draganfly inc.

(1) The undersigned hereby elects to purchase ________ Warrant Shares of the Company pursuant to the terms of the attached Warrant (only if exercised in full), and tenders herewith payment of the exercise price in full, together with all applicable transfer taxes, if any.

(2) Payment shall take the form of (check applicable box):

[  ] in lawful money of the United States; or

[  ] if permitted the cancellation of such number of Warrant Shares as is necessary, in accordance with the formula set forth in subsection 2(c), to exercise this Warrant with respect to the maximum number of Warrant Shares purchasable pursuant to the cashless exercise procedure set forth in subsection 2(c).

(3) Please issue said Warrant Shares in the name of the undersigned or in such other name as is specified below:

_______________________________

The Warrant Shares shall be delivered to the following DWAC Account Number:

_______________________________

_______________________________

_______________________________

[SIGNATURE OF HOLDER]

Name of Investing Entity:

___________________________________________________________________

Signature of Authorized Signatory of Investing Entity:

___________________________________________________________________

Name of Authorized Signatory:

___________________________________________________________________

Title of Authorized Signatory:

___________________________________________________________________

Date:

___________________________________________________________________

ASSIGNMENT FORM

(To assign the foregoing Warrant, execute this form and supply required information. Do not use this form to purchase shares.)

FOR VALUE RECEIVED, the foregoing Warrant and all rights evidenced thereby are hereby assigned to

Name:
(Please Print)

Address:
(Please Print)

Phone Number:

Email Address:

Dated: _______________ __, ______

Holder’s Signature: ______________________________

Holder’s Address:________________________________

Exhibit 1-B: Form of Pre-Funded Warrant Certificate

PRE-FUNDED COMMON SHARE PURCHASE WARRANT

Draganfly Inc.

Warrant Shares: ______	Initial Exercise Date:

CUSIP:

ISIN:

THIS PRE-FUNDED COMMON SHARE PURCHASE WARRANT (the “Warrant”) certifies that, for value received, _____________ or its assigns (the “Holder”) is entitled, upon the terms and subject to the limitations on exercise and the conditions hereinafter set forth, at any time on or after the date hereof (the “Initial Exercise Date”) until this Warrant is exercised in full (the “Termination Date”) but not thereafter, to subscribe for and purchase from Draganfly Inc. a company incorporated under the Business Corporations Act (British Columbia) (the “Company”), up to _______ Common Shares (as subject to adjustment hereunder, the “Warrant Shares”). The purchase price of one Warrant Share under this Warrant shall be equal to the Exercise Price, as defined in Section 2(b). This Warrant may initially be issued and maintained in the form of a security held in book-entry form and the Depository Trust Company or its nominee (“DTC”) may initially be the sole registered holder of this Warrant, subject to a Holder’s right to elect to receive a Warrant in certificated form pursuant to the terms of the Warrant Agency Agreement, in which case this sentence shall not apply.

Section 1. Definitions. In addition to the terms defined elsewhere in this Warrant, the following terms have the meanings indicated in this Section 1:

“Affiliate” means any Person that, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with a Person, as such terms are used in and construed under Rule 405 under the Securities Act.

“Bid Price” means, for any date, the price determined by the first of the following clauses that applies: (a) if the Common Shares are then listed or quoted on a Trading Market, the bid price of the Common Shares for the time in question (or the nearest preceding date) on the Trading Market on which the Common Shares are then listed or quoted as reported by Bloomberg L.P. (based on a Trading Day from 9:30 a.m. (New York City time) to 4:02 p.m. (New York City time)), (b) if the Common Shares are not then listed or quoted for trading on a Trading Market and if prices for the Common Shares are then reported on the Pink Open Market (or a similar organization or agency succeeding to its functions of reporting prices), the most recent bid price per Common Share so reported, or (c) in all other cases, the fair market value of a Common Share as determined by an independent appraiser selected in good faith by the Holders of a majority in interest of the Warrants then outstanding and reasonably acceptable to the Company, the fees and expenses of which shall be paid by the Company.

“Board of Directors” means the board of directors of the Company.

“Business Day” means any day other than Saturday, Sunday or other day on which commercial banks in The City of New York or the City of Vancouver, British Columbia, Canada are authorized or required by law to remain closed; provided, however, for clarification, commercial banks shall not be deemed to be authorized or required by law to remain closed due to “stay at home”, “shelter-in-place”, “non-essential employee” or any other similar orders or restrictions or the closure of any physical branch locations at the direction of any governmental authority so long as the electronic funds transfer systems (including for wire transfers) of commercial banks in The City of New York and the City of Vancouver, British Columbia, Canada generally are open for use by customers on such day.

“Commission” means the United States Securities and Exchange Commission.

“Common Shares” means the common shares of the Company, no par value per share, and any other class of securities into which such securities may hereafter be reclassified or changed.

“Common Share Equivalents” means any securities of the Company or the Subsidiaries which would entitle the holder thereof to acquire at any time Common Shares, including, without limitation, any debt, preferred shares, right, option, warrant or other instrument that is at any time convertible into or exercisable or exchangeable for, or otherwise entitles the holder thereof to receive, Common Shares.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Person” means an individual or corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or subdivision thereof) or other entity of any kind.

“Registration Statement” means the Company’s registration statement on Form F-10 (File No. 333-258074), as amended, or such other replacement registration statement on the applicable Form that has been declared effective by the Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Subsidiary” means any subsidiary of the Company and shall, where applicable, also include any direct or indirect subsidiary of the Company formed or acquired after the date hereof.

“Trading Day” means a day on which the Common Shares are traded on the principal Trading Market.

“Trading Market” means any of the following markets or exchanges on which the Common Shares are listed or quoted for trading on the date in question: the NYSE American, the Nasdaq Capital Market, the Nasdaq Global Market, the Nasdaq Global Select Market, or the New York Stock Exchange (or any successors to any of the foregoing).

“Transfer Agent” means Endeavor Trust Corporation, the current transfer agent of the Company, with a mailing address of #702 777 Hornby Street, Vancouver, BC, V6Z 1S4 Canada, and an email address of admin@endeavortrust.com, and any successor transfer agent of the Company.

“Underwriting Agreement” means the underwriting agreement, dated as of February 21, 2024, among the Company and Maxim Group LLC as representative of the underwriters named therein, as amended, modified or supplemented from time to time in accordance with its terms.

“VWAP” means, for any date, the price determined by the first of the following clauses that applies: (a) if the Common Shares are then listed or quoted on a Trading Market, the daily volume weighted average price of the Common Shares for such date (or the nearest preceding date) on the Trading Market on which the Common Shares are then listed or quoted as reported by Bloomberg L.P. (based on a Trading Day from 9:30 a.m. (New York City time) to 4:02 p.m. (New York City time)), (b) if the Common Shares are not then listed on a Trading Market and if prices for the Common Shares are then reported on the Pink Open Market (or a similar organization or agency succeeding to its functions of reporting prices), the most recent bid price per Common Share so reported, or (c) in all other cases, the fair market value of a Common Share as determined by an independent appraiser selected in good faith by the holders of a majority in interest of the Warrants then outstanding and reasonably acceptable to the Company, the fees and expenses of which shall be paid by the Company.

“Warrant Agency Agreement” means that certain warrant agency agreement, dated on or about the Initial Exercise Date, between the Company and the Warrant Agent.

“Warrant Agent” means the Transfer Agent and any successor warrant agent of the Company.

“Warrants” means this Pre-Funded Warrant issued by the Company pursuant to the Registration Statement.

Section 2. Exercise.

f) Exercise of Warrant. Exercise of the purchase rights represented by this Warrant may be made, in whole or in part, at any time or times on or after the Initial Exercise Date and on or before the Termination Date, or by delivery to the Company of a duly executed PDF copy submitted by e-mail (or e-mail attachment) of the Notice of Exercise in the form annexed hereto (the “Notice of Exercise”). Within the earlier of (i) two (2) Trading Days and (ii) the number of Trading Days comprising the Standard Settlement Period (as defined in Section 2(d)(i) herein) following the date of exercise as aforesaid, the Holder shall deliver the aggregate Exercise Price for the Warrant Shares specified in the applicable Notice of Exercise by wire transfer or cashier’s check drawn on a United States bank unless the cashless exercise procedure specified in Section 2(c) below is specified in the applicable Notice of Exercise. No ink-original Notice of Exercise shall be required, nor shall any medallion guarantee (or other type of guarantee or notarization) of any Notice of Exercise be required unless there is a change of beneficial ownership. Notwithstanding anything herein to the contrary, the Holder shall not be required to physically surrender this Warrant to the Company until the Holder has purchased all of the Warrant Shares available hereunder and the Warrant has been exercised in full, in which case, the Holder shall surrender this Warrant to the Company for cancellation within three (3) Trading Days of the date on which the final Notice of Exercise is delivered to the Company. Partial exercises of this Warrant resulting in purchases of a portion of the total number of Warrant Shares available hereunder shall have the effect of lowering the outstanding number of Warrant Shares purchasable hereunder in an amount equal to the applicable number of Warrant Shares purchased. The Holder and the Company shall maintain records showing the number of Warrant Shares purchased and the date of such purchases. The Company shall deliver any objection to any Notice of Exercise within one (1) Trading Day of receipt of such notice. The Holder and any assignee, by acceptance of this Warrant, acknowledge and agree that, by reason of the provisions of this paragraph, following the purchase of a portion of the Warrant Shares hereunder, the number of Warrant Shares available for purchase hereunder at any given time may be less than the amount stated on the face hereof.

Notwithstanding the foregoing in this Section 2(a), a holder whose interest in this Warrant is a beneficial interest in certificate(s) representing this Warrant held in book-entry form through DTC (or another established clearing corporation performing similar functions), shall effect exercises made pursuant to this Section 2(a) by delivering to DTC (or such other clearing corporation, as applicable) the appropriate instruction form for exercise, complying with the procedures to effect exercise that are required by DTC (or such other clearing corporation, as applicable), subject to a Holder’s right to elect to receive a Warrant in certificated form pursuant to the terms of the Warrant Agency Agreement, in which case this sentence shall not apply.

g) Exercise Price. The aggregate exercise price of this Warrant, except for a nominal exercise price of $0.0001 per Warrant Share, was pre-funded to the Company on or prior to the Initial Exercise Date and, consequently, no additional consideration (other than the nominal exercise price of $0.0001 per Warrant Share) shall be required to be paid by the Holder to any Person to effect any exercise of this Warrant. The Holder shall not be entitled to the return or refund of all, or any portion, of such pre-paid aggregate exercise price under any circumstance or for any reason whatsoever. The remaining unpaid exercise price per share of Common Share under this Warrant shall be $0.0001, subject to adjustment hereunder (the “Exercise Price”).

h) Cashless Exercise. If at any time after the Initial Exercise Date, there is no effective Registration Statement registering the Warrant Shares, or the prospectus contained therein is not available for the issuance of the Warrant Share to the Holder, then this Warrant may also be exercised, in whole or in part, at such time by means of a “cashless exercise” in which the Holder shall be entitled to receive a number of Warrant Shares equal to the quotient obtained by dividing [(A-B) (X)] by (A), where:

(A)	=	as applicable: (i) the VWAP on the Trading Day immediately preceding the date of the applicable Notice of Exercise if such Notice of Exercise is (1) both executed and delivered pursuant to Section 2(a) hereof on a day that is not a Trading Day or (2) both executed and delivered pursuant to Section 2(a) hereof on a Trading Day prior to the opening of “regular trading hours” (as defined in Rule 600(b)(77) of Regulation NMS promulgated under the federal securities laws) on such Trading Day, (ii) at the option of the Holder, either (y) the VWAP on the Trading Day immediately preceding the date of the applicable Notice of Exercise or (z) the Bid Price of the Common Shares on the principal Trading Market as reported by Bloomberg L.P. as of the time of the Holder’s execution of the applicable Notice of Exercise if such Notice of Exercise is executed during “regular trading hours” on a Trading Day and is delivered within two (2) hours thereafter (including until two (2) hours after the close of “regular trading hours” on a Trading Day) pursuant to Section 2(a) hereof or (iii) the VWAP on the date of the applicable Notice of Exercise if the date of such Notice of Exercise is a Trading Day and such Notice of Exercise is both executed and delivered pursuant to Section 2(a) hereof after the close of “regular trading hours” on such Trading Day;

(B)	=	the Exercise Price of this Warrant, as adjusted hereunder; and

(X)	=	the number of Warrant Shares that would be issuable upon exercise of this Warrant in accordance with the terms of this Warrant if such exercise were by means of a cash exercise rather than a cashless exercise.

If Warrant Shares are issued in such a cashless exercise, the parties acknowledge and agree that in accordance with Section 3(a)(9) of the Securities Act, the Warrant Shares shall take on the registered characteristics of the Warrants being exercised. The Company agrees not to take any position contrary to this Section 2(c).

i) Mechanics of Exercise.

viii. Delivery of Warrant Shares Upon Exercise. The Company shall cause the Warrant Shares purchased hereunder to be transmitted by the Transfer Agent to the Holder by (A) crediting the account of the Holder’s or its designee’s balance account with The Depository Trust Company through its Deposit or Withdrawal at Custodian system (“DWAC”) if the Company is then a participant in such system and there is an effective Registration Statement permitting the issuance of the Warrant Shares to or resale of the Warrant Shares by the Holder or (B) by physical delivery of a certificate, registered in the Company’s share register in the name of the Holder or its designee, for the number of Warrant Shares to which the Holder is entitled pursuant to such exercise to the address specified by the Holder in the Notice of Exercise by the date that is the earliest of (i) two (2) Trading Days after the delivery to the Company of the Notice of Exercise, (ii) five (5) Trading Day after delivery of the aggregate Exercise Price (if applicable) to the Company and (iii) the number of Trading Days comprising the Standard Settlement Period after the delivery to the Company of the Notice of Exercise (such date, the “Warrant Share Delivery Date”). Upon delivery of the completed and correct Notice of Exercise and payment of the aggregate Exercise Price (if applicable), the Holder shall be deemed for all corporate purposes to have become the holder of record of the Warrant Shares with respect to which this Warrant has been exercised, irrespective of the date of delivery of the Warrant Shares, provided that payment of the aggregate Exercise Price (other than in the case of a cashless exercise) is received within the earlier of (i) two (2) Trading Days and (ii) the number of Trading Days comprising the Standard Settlement Period following delivery of the Notice of Exercise. If the Company fails for any reason to deliver to the Holder the Warrant Shares subject to a Notice of Exercise by the Warrant Share Delivery Date, the Company shall pay to the Holder, in cash, as liquidated damages and not as a penalty, for each $1,000 of Warrant Shares subject to such exercise (based on the VWAP of the Common Stock on the date of the applicable Notice of Exercise), $5 per Trading Day (increasing to $10 per Trading Day on the third Trading Day after the Warrant Share Delivery Date) for each Trading Day after such Warrant Share Delivery Date until such Warrant Shares are delivered or Holder rescinds such exercise. The Company agrees to maintain a transfer agent that is a participant in the FAST program so long as this Warrant remains outstanding and exercisable. As used herein, “Standard Settlement Period” means the standard settlement period, expressed in a number of Trading Days, on the Company’s primary Trading Market with respect to the Common Shares as in effect on the date of delivery of the Notice of Exercise. Notwithstanding the foregoing, with respect to any Notice(s) of Exercise delivered on or prior to 12:00 p.m. (New York City time) on the Initial Exercise Date, which may be delivered at any time after the time of execution of the Underwriting Agreement, the Company agrees to deliver the Warrant Shares subject to such notice(s) by 4:00 p.m. (New York City time) on the Initial Exercise Date and the Initial Exercise Date shall be the Warrant Share Delivery Date for purposes hereunder, provided that payment of the aggregate Exercise Price (other than in the case of a cashless exercise) is received by such Warrant Share Delivery Date.

ix. Delivery of New Warrants Upon Exercise. If this Warrant shall have been exercised in part, the Company shall, at the request of a Holder and upon surrender of this Warrant certificate, at the time of delivery of the Warrant Shares, deliver to the Holder a new Warrant evidencing the rights of the Holder to purchase the unpurchased Warrant Shares called for by this Warrant, which new Warrant shall in all other respects be identical with this Warrant.

x. Rescission Rights. If the Company fails to cause the Transfer Agent to transmit to the Holder the Warrant Shares pursuant to Section 2(d)(i) by the Warrant Share Delivery Date, then the Holder will have the right to rescind such exercise.

xi. Compensation for Buy-In on Failure to Timely Deliver Warrant Shares Upon Exercise. In addition to any other rights available to the Holder, if the Company fails to cause the Transfer Agent to transmit to the Holder the Warrant Shares in accordance with the provisions of Section 2(d)(i) above pursuant to an exercise on or before the Warrant Share Delivery Date, and if after such date the Holder is required by its broker to purchase (in an open market transaction or otherwise) or the Holder’s brokerage firm otherwise purchases, shares of Common Stock to deliver in satisfaction of a sale by the Holder of the Warrant Shares which the Holder anticipated receiving upon such exercise (a “Buy-In”), then the Company shall (A) pay in cash to the Holder the amount, if any, by which (x) the Holder’s total purchase price (including brokerage commissions, if any) for the shares of Common Stock so purchased exceeds (y) the amount obtained by multiplying (1) the number of Warrant Shares that the Company was required to deliver to the Holder in connection with the exercise at issue times (2) the price at which the sell order giving rise to such purchase obligation was executed, and (B) at the option of the Holder, either reinstate the portion of the Warrant and equivalent number of Warrant Shares for which such exercise was not honored (in which case such exercise shall be deemed rescinded) or deliver to the Holder the number of shares of Common Stock that would have been issued had the Company timely complied with its exercise and delivery obligations hereunder. For example, if the Holder purchases Common Stock having a total purchase price of $11,000 to cover a Buy-In with respect to an attempted exercise of shares of Common Stock with an aggregate sale price giving rise to such purchase obligation of $10,000, under clause (A) of the immediately preceding sentence the Company shall be required to pay the Holder $1,000. The Holder shall provide the Company written notice indicating the amounts payable to the Holder in respect of the Buy-In and, upon request of the Company, evidence of the amount of such loss. Nothing herein shall limit a Holder’s right to pursue any other remedies available to it hereunder, at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief with respect to the Company’s failure to timely deliver shares of Common Stock upon exercise of the Warrant as required pursuant to the terms hereof.

xii. No Fractional Shares or Scrip. No fractional shares or scrip representing fractional shares shall be issued upon the exercise of this Warrant. As to any fraction of a share which the Holder would otherwise be entitled to purchase upon such exercise, the Company shall, at its election, either pay a cash adjustment in respect of such final fraction in an amount equal to such fraction multiplied by the Exercise Price or round up to the next whole share.

xiii. Charges, Taxes and Expenses. Issuance of Warrant Shares shall be made without charge to the Holder for any issue or transfer tax or other incidental expense in respect of the issuance of such Warrant Shares, all of which taxes and expenses shall be paid by the Company, and such Warrant Shares shall be issued in the name of the Holder or in such name or names as may be directed by the Holder; provided, however, that, in the event that Warrant Shares are to be issued in a name other than the name of the Holder, this Warrant when surrendered for exercise shall be accompanied by the Assignment Form attached hereto duly executed by the Holder and the Company may require, as a condition thereto, the payment of a sum sufficient to reimburse it for any transfer tax incidental thereto. The Company shall pay all Transfer Agent fees required for same-day processing of any Notice of Exercise and all fees to the Depository Trust Company (or another established clearing corporation performing similar functions) required for same-day electronic delivery of the Warrant Shares.

xiv. Closing of Books. The Company will not close its shareholder books or records in any manner which prevents the timely exercise of this Warrant, pursuant to the terms hereof.

j) Holder’s Exercise Limitations. The Company shall not effect any exercise of this Warrant, and a Holder shall not have the right to exercise any portion of this Warrant, pursuant to Section 2 or otherwise, to the extent that after giving effect to such issuance after exercise as set forth on the applicable Notice of Exercise, the Holder (together with the Holder’s Affiliates, and any other Persons acting as a group together with the Holder or any of the Holder’s Affiliates (such Persons, “Attribution Parties”)), would beneficially own in excess of the Beneficial Ownership Limitation (as defined below). For purposes of the foregoing sentence, the number of Common Shares beneficially owned by the Holder and its Affiliates and Attribution Parties shall include the number of Warrant Shares issuable upon exercise of this Warrant with respect to which such determination is being made, but shall exclude the number of Warrant Shares which would be issuable upon (i) exercise of the remaining, non-exercised portion of this Warrant beneficially owned by the Holder or any of its Affiliates or Attribution Parties and (ii) exercise or conversion of the unexercised or non-converted portion of any other securities of the Company (including, without limitation, any other Common Share Equivalents) subject to a limitation on conversion or exercise analogous to the limitation contained herein beneficially owned by the Holder or any of its Affiliates or Attribution Parties. Except as set forth in the preceding sentence, for purposes of this Section 2(e), beneficial ownership shall be calculated in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder, it being acknowledged by the Holder that the Company is not representing to the Holder that such calculation is in compliance with Section 13(d) of the Exchange Act and the Holder is solely responsible for any schedules required to be filed in accordance therewith. To the extent that the limitation contained in this Section 2(e) applies, the determination of whether this Warrant is exercisable (in relation to other securities owned by the Holder together with any Affiliates and Attribution Parties) and of which portion of this Warrant is exercisable shall be in the sole discretion of the Holder, and the submission of a Notice of Exercise shall be deemed to be the Holder’s determination of whether this Warrant is exercisable (in relation to other securities owned by the Holder together with any Affiliates and Attribution Parties) and of which portion of this Warrant is exercisable, in each case subject to the Beneficial Ownership Limitation, and the Company shall have no obligation to verify or confirm the accuracy of such determination. In addition, a determination as to any group status as contemplated above shall be determined by the Holder in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder. For purposes of this Section 2(e), in determining the number of outstanding Common Shares, a Holder may rely on the number of outstanding Common Shares as reflected in (A) the Company’s most recent periodic or annual report filed with or furnished to the Commission, as the case may be, (B) a more recent public announcement by the Company or (C) a more recent written notice by the Company or the Transfer Agent setting forth the number of Common Shares outstanding. Upon the written or oral request of a Holder, the Company shall within one Trading Day confirm orally and in writing to the Holder the number of Common Shares then outstanding. In any case, the number of outstanding Common Shares shall be determined after giving effect to the conversion or exercise of securities of the Company, including this Warrant, by the Holder or its Affiliates or Attribution Parties since the date as of which such number of outstanding Common Shares was reported. The “Beneficial Ownership Limitation” shall be 4.99% (or, upon election by a Holder prior to the issuance of any Warrants, 9.99%) of the number of Common Shares outstanding immediately after giving effect to the issuance of Warrant Shares issuable upon exercise of this Warrant. The Holder, upon notice to the Company, may increase or decrease the Beneficial Ownership Limitation provisions of this Section 2(e), provided that the Beneficial Ownership Limitation in no event exceeds 9.99% of the number of Common Shares outstanding immediately after giving effect to the issuance of Warrant Shares upon exercise of this Warrant held by the Holder and the provisions of this Section 2(e) shall continue to apply. Any increase in the Beneficial Ownership Limitation will not be effective until the 61st day after such notice is delivered to the Company. The provisions of this paragraph shall be construed and implemented in a manner otherwise than in strict conformity with the terms of this Section 2(e) to correct this paragraph (or any portion hereof) which may be defective or inconsistent with the intended Beneficial Ownership Limitation herein contained or to make changes or supplements necessary or desirable to properly give effect to such limitation. The limitations contained in this paragraph shall apply to a successor holder of this Warrant.

Section 3. Certain Adjustments.

h) Share Dividends and Splits. If the Company, at any time while this Warrant is outstanding: (i) pays a share dividend or otherwise makes a distribution or distributions on its Common Shares or any other equity or equity equivalent securities payable in Common Shares (which, for avoidance of doubt, shall not include any Warrant Shares issued by the Company upon exercise of this Warrant), (ii) subdivides outstanding Common Shares into a larger number of shares, (iii) combines (including by way of reverse share split) outstanding Common Shares into a smaller number of shares, or (iv) issues by reclassification of the Common Shares any shares of capital stock of the Company, then in each case the Exercise Price shall be multiplied by a fraction of which the numerator shall be the number of Common Shares (excluding treasury shares, if any) outstanding immediately before such event and of which the denominator shall be the number of Common Shares outstanding immediately after such event, and the number of shares issuable upon exercise of this Warrant shall be proportionately adjusted such that the aggregate Exercise Price of this Warrant shall remain unchanged. Any adjustment made pursuant to this Section 3(a) shall become effective immediately after the record date for the determination of shareholders entitled to receive such dividend or distribution and shall become effective immediately after the effective date in the case of a subdivision, combination or re-classification.

i) Subsequent Rights Offerings. In addition to any adjustments pursuant to Section 3(a) above, if at any time the Company grants, issues or sells any Common Share Equivalents or rights to purchase shares, warrants, securities or other property pro rata to the record holders of any class of Common Shares (the “Purchase Rights”), then the Holder will be entitled to acquire, upon the terms applicable to such Purchase Rights, the aggregate Purchase Rights which the Holder could have acquired if the Holder had held the number of Warrant Shares acquirable upon complete exercise of this Warrant (without regard to any limitations on exercise hereof, including without limitation, the Beneficial Ownership Limitation) immediately before the date on which a record is taken for the grant, issuance or sale of such Purchase Rights, or, if no such record is taken, the date as of which the record holders of Common Shares are to be determined for the grant, issue or sale of such Purchase Rights (provided, however, that, to the extent that the Holder’s right to participate in any such Purchase Right would result in the Holder exceeding the Beneficial Ownership Limitation, then the Holder shall not be entitled to participate in such Purchase Right to such extent (or beneficial ownership of such Warrant Shares as a result of such Purchase Right to such extent and such Purchase Right to such extent shall be held in abeyance for the Holder until such time, if ever, as its right thereto would not result in the Holder exceeding the Beneficial Ownership Limitation).

j) Pro Rata Distributions. During such time as this Warrant is outstanding, if the Company shall declare or make any dividend or other distribution of its assets (or rights to acquire its assets) to holders of Common Shares, by way of return of capital or otherwise (including, without limitation, any distribution of cash, shares or other securities, property or options by way of a dividend, spin off, reclassification, corporate rearrangement, plan of arrangement or other similar transaction) (a “Distribution”), at any time after the issuance of this Warrant, then, in each such case, the Holder shall be entitled to participate in such Distribution to the same extent that the Holder would have participated therein if the Holder had held the number of Warrant Shares acquirable upon complete exercise of this Warrant (without regard to any limitations on exercise hereof, including without limitation, the Beneficial Ownership Limitation) immediately before the date of which a record is taken for such Distribution, or, if no such record is taken, the date as of which the record holders of Common Shares are to be determined for the participation in such Distribution (provided, however, that, to the extent that the Holder’s right to participate in any such Distribution would result in the Holder exceeding the Beneficial Ownership Limitation, then the Holder shall not be entitled to participate in such Distribution to such extent (or in the beneficial ownership of any Common Shares as a result of such Distribution to such extent).

k) Fundamental Transaction. If, at any time while this Warrant is outstanding, (i) the Company or any Subsidiary, directly or indirectly, in one or more related transactions effects any merger or consolidation of the Company with or into another Person, (ii) the Company, directly or indirectly, effects any sale, lease, license, assignment, transfer, conveyance or other disposition of all or substantially all of its assets in one or a series of related transactions, (iii) any, direct or indirect, purchase offer, tender offer or exchange offer (whether by the Company or another Person) is completed pursuant to which holders of Common Shares are permitted to sell, tender or exchange their shares for other securities, cash or property and has been accepted by the holders of 50% or more of the outstanding Common Shares or 50% or more of the voting power of the common equity of the Company, (iv) the Company, directly or indirectly, in one or more related transactions effects any reclassification, reorganization or recapitalization of the Common Shares or any compulsory share exchange pursuant to which the Common Shares are effectively converted into or exchanged for other securities, cash or property, or (v) the Company, directly or indirectly, in one or more related transactions consummates a share purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off, merger or plan of arrangement) with another Person or group of Persons whereby such other Person or group acquires more than 50% of the outstanding Common Shares or more that 50% of the voting power of the common equity of the Company (each a “Fundamental Transaction”), then, upon any subsequent exercise of this Warrant, the Holder shall have the right to receive, for each Warrant Share that would have been issuable upon such exercise immediately prior to the occurrence of such Fundamental Transaction, at the option of the Holder (without regard to any limitation in Section 2(e) on the exercise of this Warrant), the number of Common Shares of the successor or acquiring corporation or of the Company, if it is the surviving corporation, and any additional consideration (the “Alternate Consideration”) receivable as a result of such Fundamental Transaction by a holder of the number of Warrant Shares for which this Warrant is exercisable immediately prior to such Fundamental Transaction (without regard to any limitation in Section 2(e) on the exercise of this Warrant). For purposes of any such exercise, the determination of the Exercise Price shall be appropriately adjusted to apply to such Alternate Consideration based on the amount of Alternate Consideration issuable in respect of one Common Share in such Fundamental Transaction, and the Company shall apportion the Exercise Price among the Alternate Consideration in a reasonable manner reflecting the relative value of any different components of the Alternate Consideration. If holders of Common Shares are given any choice as to the securities, cash or property to be received in a Fundamental Transaction, then the Holder shall be given the same choice as to the Alternate Consideration it receives upon any exercise of this Warrant following such Fundamental Transaction. The Company shall cause any successor entity in a Fundamental Transaction in which the Company is not the survivor (the “Successor Entity”) to assume in writing all of the obligations of the Company under this Warrant and the other Transaction Documents. Upon the occurrence of any such Fundamental Transaction, the Successor Entity shall be added to the term “Company” under this Warrant (so that from and after the occurrence or consummation of such Fundamental Transaction, each and every provision of this Warrant and the other Transaction Documents referring to the “Company” shall refer instead to each of the Company and the Successor Entity or Successor Entities, jointly and severally), and the Successor Entity or Successor Entities, jointly and severally with the Company, may exercise every right and power of the Company prior thereto and the Successor Entity or Successor Entities shall assume all of the obligations of the Company prior thereto under this Warrant and the other Transaction Documents with the same effect as if the Company and such Successor Entity or Successor Entities, jointly and severally, had been named as the Company herein. For the avoidance of doubt, the Holder shall be entitled to the benefits of the provisions of this Section 3(e) regardless of (i) whether the Company has sufficient authorized Common Shares for the issuance of Warrant Shares and/or (ii) whether a Fundamental Transaction occurs prior to the Initial Exercise Date.

l) Calculations. All calculations under this Section 3 shall be made to the nearest cent or the nearest 1/100th of a share, as the case may be. For purposes of this Section 3, the number of Common Shares deemed to be issued and outstanding as of a given date shall be the sum of the number of Common Shares (excluding treasury shares, if any) issued and outstanding.

m) Notice to Holder.

i. Adjustment to Exercise Price. Whenever the Exercise Price is adjusted pursuant to any provision of this Section 3, the Company shall promptly deliver to the Holder by email a notice setting forth the Exercise Price after such adjustment and any resulting adjustment to the number of Warrant Shares and setting forth a brief statement of the facts requiring such adjustment.

ii. Notice to Allow Exercise by Holder. If (A) the Company shall declare a dividend (or any other distribution in whatever form) on the Common Shares, (B) the Company shall declare a special non-recurring cash dividend on or a redemption of the Common Shares, (C) the Company shall authorize the granting to all holders of the Common Shares rights or warrants to subscribe for or purchase any shares of capital stock of any class or of any rights, (D) the approval of any shareholders of the Company shall be required in connection with any reclassification of the Common Shares, any consolidation or merger to which the Company is a party, any sale or transfer of all or substantially all of its assets, or any compulsory share exchange whereby the Common Shares are converted into other securities, cash or property, or (E) the Company shall authorize the voluntary or involuntary dissolution, liquidation or winding up of the affairs of the Company, then, in each case, the Company shall cause to be delivered by email to the Holder at its last email address as it shall appear upon the Warrant Register of the Company, at least 5 calendar days prior to the applicable record or effective date hereinafter specified, a notice stating (x) the date on which a record is to be taken for the purpose of such dividend, distribution, redemption, rights or warrants, or if a record is not to be taken, the date as of which the holders of the Common Shares of record to be entitled to such dividend, distributions, redemption, rights or warrants are to be determined or (y) the date on which such reclassification, consolidation, merger, sale, transfer or share exchange is expected to become effective or close, and the date as of which it is expected that holders of the Common Shares of record shall be entitled to exchange their Common Shares for securities, cash or other property deliverable upon such reclassification, consolidation, merger, sale, transfer or share exchange; provided that the failure to deliver such notice or any defect therein or in the delivery thereof shall not affect the validity of the corporate action required to be specified in such notice, and provided that no notice shall be required if the information is disseminated in a press release or document filed with the Commission. To the extent that any notice provided in this Warrant constitutes, or contains, material, non-public information regarding the Company, the Company shall simultaneously file or furnish such notice with the Commission pursuant to a Current Report on Form 8-K or a Report on Form 6-K, as applicable. The Holder shall remain entitled to exercise this Warrant during the period commencing on the date of such notice to the effective date of the event triggering such notice except as may otherwise be expressly set forth herein.

Section 4. Transfer of Warrant.

d) Transferability. Subject to compliance with all applicable securities laws, this Warrant and all rights hereunder (including, without limitation, any registration rights) are transferable, in whole or in part, upon surrender of this Warrant at the principal office of the Company or its designated agent, together with a written assignment of this Warrant substantially in the form attached hereto duly executed by the Holder or its agent or attorney and funds sufficient to pay any transfer taxes payable upon the making of such transfer. Upon such surrender and, if required, such payment, the Company shall execute and deliver a new Warrant or Warrants in the name of the assignee or assignees, as applicable, and in the denomination or denominations specified in such instrument of assignment, and shall issue to the assignor a new Warrant evidencing the portion of this Warrant not so assigned, and this Warrant shall promptly be cancelled. Notwithstanding anything herein to the contrary, the Holder shall not be required to physically surrender this Warrant to the Company unless the Holder has assigned this Warrant in full, in which case, the Holder shall surrender this Warrant to the Company within three (3) Trading Days of the date on which the Holder delivers an Assignment Form to the Company assigning this Warrant in full. The Warrant, if properly assigned in accordance herewith, may be exercised by a new holder for the purchase of Warrant Shares without having a new Warrant issued.

e) New Warrants. If this Warrant is not held in global form through DTC (or any successor depositary), this Warrant may be divided or combined with other Warrants upon presentation hereof at the aforesaid office of the Company, together with a written notice specifying the names and denominations in which new Warrants are to be issued, signed by the Holder or its agent or attorney. Subject to compliance with Section 4(a), as to any transfer which may be involved in such division or combination, the Company shall execute and deliver a new Warrant or Warrants in exchange for the Warrant or Warrants to be divided or combined in accordance with such notice. All Warrants issued on transfers or exchanges shall be dated the Initial Exercise Date of this Warrant and shall be identical with this Warrant except as to the number of Warrant Shares issuable pursuant thereto.

f) Warrant Register. The Warrant Agent shall register this Warrant, upon records to be maintained by the Warrant Agent for that purpose (the “Warrant Register”), in the name of the record Holder hereof from time to time. The Company and the Warrant Agent may deem and treat the registered Holder of this Warrant as the absolute owner hereof for the purpose of any exercise hereof or any distribution to the Holder, and for all other purposes, absent actual notice to the contrary.

Section 5. Miscellaneous.

p) No Rights as Shareholder Until Exercise; No Settlement in Cash. This Warrant does not entitle the Holder to any voting rights, dividends or other rights as a shareholder of the Company prior to the exercise hereof as set forth in Section 2(d)(i), except as expressly set forth in Section 3. Without limiting any rights of a Holder to receive Warrant Shares on a “cashless exercise” pursuant to Section 2(c) or receive cash payments pursuant to Section 2(d)(i) and Section 2(d)(iv), in no event shall the Company be required to net cash settle an exercise of this Warrant.

q) Loss, Theft, Destruction or Mutilation of Warrant. The Company covenants that upon receipt by the Company of evidence reasonably satisfactory to it of the loss, theft, destruction or mutilation of this Warrant or any share certificate relating to the Warrant Shares, and in case of loss, theft or destruction, of indemnity or security reasonably satisfactory to it (which, in the case of the Warrant, shall not include the posting of any bond), and upon surrender and cancellation of such Warrant or share certificate, if mutilated, the Company will make and deliver a new Warrant or share certificate of like tenor and dated as of such cancellation, in lieu of such Warrant or share certificate.

r) Saturdays, Sundays, Holidays, etc. If the last or appointed day for the taking of any action or the expiration of any right required or granted herein shall not be a Business Day, then such action may be taken or such right may be exercised on the next succeeding Business Day.

s) Authorized Shares.

The Company covenants that, during the period the Warrant is outstanding, it will reserve from its authorized and unissued Common Shares a sufficient number of shares to provide for the issuance of the Warrant Shares upon the exercise of any purchase rights under this Warrant. The Company further covenants that its issuance of this Warrant shall constitute full authority to its officers who are charged with the duty of issuing the necessary Warrant Shares upon the exercise of the purchase rights under this Warrant. The Company will take all such reasonable action as may be necessary to assure that such Warrant Shares may be issued as provided herein without violation of any applicable law or regulation, or of any requirements of the Trading Market upon which the Common Shares may be listed. The Company covenants that all Warrant Shares which may be issued upon the exercise of the purchase rights represented by this Warrant will, upon exercise of the purchase rights represented by this Warrant and payment for such Warrant Shares in accordance herewith, be duly authorized, validly issued, fully paid and nonassessable and free from all taxes, liens and charges created by the Company in respect of the issue thereof (other than taxes in respect of any transfer occurring contemporaneously with such issue).

Except and to the extent as waived or consented to by the Holder, the Company shall not by any action, including, without limitation, amending its articles of incorporation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Warrant, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such actions as may be necessary or appropriate to protect the rights of Holder as set forth in this Warrant against impairment. Without limiting the generality of the foregoing, the Company will (i) not increase the par value of any Warrant Shares above the amount payable therefor upon such exercise immediately prior to such increase in par value, (ii) take all such action as may be necessary or appropriate in order that the Company may validly and legally issue fully paid and nonassessable Warrant Shares upon the exercise of this Warrant and (iii) use commercially reasonable efforts to obtain all such authorizations, exemptions or consents from any public regulatory body having jurisdiction thereof, as may be, necessary to enable the Company to perform its obligations under this Warrant.

Before taking any action which would result in an adjustment in the number of Warrant Shares for which this Warrant is exercisable or in the Exercise Price, the Company shall obtain all such authorizations or exemptions thereof, or consents thereto, as may be necessary from any public regulatory body or bodies having jurisdiction thereof.

t) Governing Law. All questions concerning the construction, validity, enforcement and interpretation of this Warrant shall be governed by and construed and enforced in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein without reference to its principles governing the choice or conflict of laws. Each party agrees that all legal proceedings concerning the interpretations, enforcement and defense of the transactions contemplated by this Warrant (whether brought against a party hereto or their respective affiliates, directors, officers, shareholders, partners, members, employees or agents) shall be commenced exclusively in the courts of the Province of British Columbia, sitting in the City of Vancouver. Each party hereby irrevocably submits to the exclusive jurisdiction of the courts of the Province of British Columbia, sitting in the City of Vancouver for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is improper or is an inconvenient venue for such proceeding. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Warrant and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any other manner permitted by law. If either party shall commence an action, suit or proceeding to enforce any provisions of this Warrant, the prevailing party in such action, suit or proceeding shall be reimbursed by the other party for their reasonable attorneys’ fees and other costs and expenses incurred with the investigation, preparation and prosecution of such action or proceeding.

u) Restrictions. The Holder acknowledges that the Warrant Shares acquired upon the exercise of this Warrant, if not registered, and the Holder does not utilize cashless exercise, will have restrictions upon resale imposed by state and federal securities laws and will bear a restrictive legend in substantially the following form:

“THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”) OR ANY STATE SECURITIES LAWS, AND MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO THE COMPANY, (B) OUTSIDE THE UNITED STATES IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE SECURITIES ACT AND IN COMPLIANCE WITH LOCAL LAWS AND REGULATIONS, (C) PURSUANT TO A REGISTRATION STATEMENT THAT HAS BEEN DECLARED EFFECTIVE UNDER THE SECURITIES ACT AND IS AVAILABLE FOR RESALE OF THE SECURITIES, (D) IN COMPLIANCE WITH AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT, INCLUDING RULE 144 THEREUNDER, IF AVAILABLE, OR (E) IN ANOTHER TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE SECURITIES ACT, AND, IN EACH CASE, IN COMPLIANCE WITH ANY APPLICABLE STATE SECURITIES LAWS. IN THE CASE OF A TRANSFER PURSUANT TO THE FOREGOING CLAUSE (D) OR (E), THE COMPANY WILL REQUIRE A LEGAL OPINION OF COUNSEL OF RECOGNIZED STANDING OR OTHER EVIDENCE REASONABLY SATISFACTORY TO THE COMPANY THAT SUCH TRANSFER IS EXEMPT FROM REGISTRATION UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.”

v) Nonwaiver and Expenses. No course of dealing or any delay or failure to exercise any right hereunder on the part of Holder shall operate as a waiver of such right or otherwise prejudice the Holder’s rights, powers or remedies. Without limiting any other provision of this Warrant, if the Company willfully and knowingly fails to comply with any provision of this Warrant, which results in any material damages to the Holder, the Company shall pay to the Holder such amounts as shall be sufficient to cover any costs and expenses including, but not limited to, reasonable attorneys’ fees, including those of appellate proceedings, incurred by the Holder in collecting any amounts due pursuant hereto or in otherwise enforcing any of its rights, powers or remedies hereunder.

w) Notices. Any and all notices or other communications or deliveries to be provided by the Holders hereunder including, without limitation, any Notice of Exercise, shall be in writing and delivered personally, by e-mail, or sent by a nationally recognized overnight courier service, addressed to the Company, at 2108 St. George Avenue Saskatoon, Saskatchewan S7M 0K7 Canada, Attention: Paul Sun, email address: Paul.Sun@draganfly.com, or such other email address or address as the Company may specify for such purposes by notice to the Holders. Any and all notices or other communications or deliveries to be provided by the Company hereunder shall be in writing and delivered personally, by e-mail, or sent by a nationally recognized overnight courier service addressed to each Holder at the e-mail address or address of such Holder appearing on the books of the Company. Any notice or other communication or deliveries hereunder shall be deemed given and effective on the earliest of (i) the time of transmission, if such notice or communication is delivered via e-mail at the e-mail address set forth in this Section prior to 5:30 p.m. (New York City time) on any date, (ii) the next Trading Day after the time of transmission, if such notice or communication is delivered via e-mail at the e-mail address set forth in this Section on a day that is not a Trading Day or later than 5:30 p.m. (New York City time) on any Trading Day, (iii) the second Trading Day following the date of mailing, if sent by U.S. nationally recognized overnight courier service, or (iv) upon actual receipt by the party to whom such notice is required to be given. To the extent that any notice provided hereunder constitutes, or contains, material, non-public information regarding the Company or any Subsidiaries, the Company shall simultaneously file such notice with the Commission pursuant to a Current Report on Form 8-K.

x) Limitation of Liability. No provision hereof, in the absence of any affirmative action by the Holder to exercise this Warrant to purchase Warrant Shares, and no enumeration herein of the rights or privileges of the Holder, shall give rise to any liability of the Holder for the purchase price of any Warrant Shares or as a shareholder of the Company, whether such liability is asserted by the Company or by creditors of the Company.

y) Remedies. The Holder, in addition to being entitled to exercise all rights granted by law, including recovery of damages, will be entitled to specific performance of its rights under this Warrant. The Company agrees that monetary damages would not be adequate compensation for any loss incurred by reason of a breach by it of the provisions of this Warrant and hereby agrees to waive and not to assert the defense in any action for specific performance that a remedy at law would be adequate.

z) Successors and Assigns. Subject to applicable securities laws, this Warrant and the rights and obligations evidenced hereby shall inure to the benefit of and be binding upon the successors and permitted assigns of the Company and the successors and permitted assigns of Holder. The provisions of this Warrant are intended to be for the benefit of any Holder from time to time of this Warrant and shall be enforceable by the Holder or holder of Warrant Shares.

aa) Amendment. This Warrant may be modified or amended or the provisions hereof waived with the written consent of the Company, on the one hand, and the Holder or the beneficial owner of this Warrant, on the other hand.

bb) Severability. Wherever possible, each provision of this Warrant shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Warrant shall be prohibited by or invalid under applicable law, such provision shall be ineffective to the extent of such prohibition or invalidity, without invalidating the remainder of such provisions or the remaining provisions of this Warrant.

cc) Headings. The headings used in this Warrant are for the convenience of reference only and shall not, for any purpose, be deemed a part of this Warrant.

dd) Warrant Agency Agreement. If this Warrant is held in global form through DTC (or any successor depositary), this Warrant is issued subject to the Warrant Agency Agreement. Except for Section 14 (Concerning the Warrant Agent) and Section 16 (Duties of the Warrant Agent) of the Warrant Agency Agreement, to the extent any provision of this Warrant conflicts with the express provisions of the Warrant Agency Agreement, the provisions of this Warrant shall govern and be controlling. This Warrant Certificate will not be valid for any purpose until it has been countersigned by or on behalf of the Warrant Agent from time to time under the Warrant Agency Agreement. This Warrant Certificate may be signed by facsimile or other electronic means, which shall be deemed to be an original and shall be deemed to have the same legal effect and validity as a certificate bearing an original signature.

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(Signature Page Follows)

IN WITNESS WHEREOF, the Company has caused this Warrant to be executed by its officer thereunto duly authorized as of the date first above indicated.

draganfly inc.

By:
Name:
Title:

Countersigned and Registered by:

ENDEAVOR TRUST CORPORATION

By:
Authorized Signatory

NOTICE OF EXERCISE

To: draganfly inc.

(4) The undersigned hereby elects to purchase ________ Warrant Shares of the Company pursuant to the terms of the attached Warrant (only if exercised in full), and tenders herewith payment of the exercise price in full, together with all applicable transfer taxes, if any.

(5) Payment shall take the form of (check applicable box):

[  ] in lawful money of the United States; or

[  ] if permitted the cancellation of such number of Warrant Shares as is necessary, in accordance with the formula set forth in subsection 2(c), to exercise this Warrant with respect to the maximum number of Warrant Shares purchasable pursuant to the cashless exercise procedure set forth in subsection 2(c).

(6) Please issue said Warrant Shares in the name of the undersigned or in such other name as is specified below:

_______________________________

The Warrant Shares shall be delivered to the following DWAC Account Number:

_______________________________

_______________________________

_______________________________

[SIGNATURE OF HOLDER]

Name of Investing Entity:

___________________________________________________________________

Signature of Authorized Signatory of Investing Entity:

___________________________________________________________________

Name of Authorized Signatory:

___________________________________________________________________

Title of Authorized Signatory:

___________________________________________________________________

Date:

___________________________________________________________________

ASSIGNMENT FORM

(To assign the foregoing Warrant, execute this form and supply required information. Do not use this form to purchase shares.)

FOR VALUE RECEIVED, the foregoing Warrant and all rights evidenced thereby are hereby assigned to

Name:
(Please Print)
Address:
(Please Print)

Phone Number:

Email Address:

Dated: _______________ __, ______

Holder’s Signature:__________________

Holder’s Address:____________________

Schedule 1

Fees

Monthly Warrant Administration Fee (per Warrant Issue)	$____.00

EXCHANGE OF WARRANTS INTO WARRANT SHARES

Per Manual Exercise of Warrants (until established on DTC WARR System)	$____.00

SPECIAL SERVICES

Services not included herein (including, without limitation, trustee and custodial services, exchange/tender offer services and stock dividend disbursement services) but requested by the Company may be subject to additional charges.

Out-of-pocket Expenses

All customary out-of-pocket expenses will be billed in addition to the foregoing fees. These charges include, but are not limited to, printing and stationery, freight and materials delivery, postage and handling.

The foregoing fees apply to services ordinarily rendered by Endeavor and are subject to reasonable adjustment based on final review of documents.